FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 28 October 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 28 October 2015, London U.K.
Results Announcement for the third quarter 2015

Q3 sees continued progress in execution of Group strategy Sales of £6.1 billion (+11% CER) and core EPS of 23.0p (-13% CER)

Group on track to achieve guidance for 2015 and remains confident in outlook for 2016

Core results
	Q3 2015	Growth		9 months 2015	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	6,127	11	9	17,637	6	5
Core operating profit	1,718	(5)	(9)	4,372	(6)	(9)
Core earnings per share	23.0p	(13)	(18)	57.7p	(10)	(15)

Total results
	Q3 2015	Growth		9 months 2015	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	6,127	11	9	17,637	6	5
Operating profit	1,025	54	46	10,576	>100	>100
Earnings per share	11.1p	45	32	181.7p	>100	>100

Summary

•	Group sales +11% CER on a reported basis and +5% CER pro-forma
	-	Pharmaceuticals £3.3 billion, -7% (+1% pro-forma); Vaccines £1.2 billion, +32% (+13% pro-forma); Consumer Healthcare £1.6 billion, +55% (+7% pro-forma)
	-	Sales of New Pharmaceutical and Vaccine products of £591 million in Q3 2015

•	Q3 core EPS 23.0p, -13% CER
	-	Reflects dilution from Novartis transaction offset by accelerated delivery of integration synergies, restructuring benefits and ongoing cost reductions
	-	Decline also reflects comparison with Q3 2014 which included structural benefit to SG&A of £219 million

•	Total Q3 EPS of 11.1p and 9 months EPS of 181.7p
	-	Reflects phasing of pre-tax transaction gains and accelerated restructuring charges

•	2015 earnings guidance and 2016 outlook reiterated
	-	Expect 2015 core EPS to decline at a high-teen percentage rate (CER)
	-	2016 core EPS percentage growth expected to reach double digits (CER)

•	Q3 dividend of 19p declared
	-	Continued expectation for full year dividend of 80p

•	Further progress on new products and late stage pipeline
	-	Positive European CHMP opinion for Nucala (mepolizumab) for severe asthma received in September; FDA decision expected 4 November
	-	Positive data received to support filing of Relvar Ellipta for COPD in Japan
	-	Positive Phase III efficacy data received for shingles vaccine (Shingrix) in 70 years+ age group; filing planned H2 2016.

•	R&D innovation with significant potential to drive long-term performance to be profiled at Investor event on 3 November

The full results are presented under ‘Income Statement’ on page 33 and core results reconciliations are presented on pages 14 and 48 to 51.  All commentaries are presented in terms of CER growth as defined on page 30, unless otherwise stated.
All expectations and targets regarding future performance should be read together with the “Assumptions related to 2016-2020 outlook” and “Assumptions and cautionary statement regarding forward-looking statements” sections on page 31.

Sir Andrew Witty, Chief Executive Officer, GSK said:

“This quarter’s performance reflects continued execution of our strategy.  The benefits of the recent 3-part transaction are becoming evident in our sales and earnings performance and we have made good progress on our restructuring and integration programmes during the quarter.

Pro-forma sales growth in the quarter came from all three businesses.  In Consumer Healthcare the recently switched Rx/OTC product Flonase contributed to sales growth of 7%.  In our Pharmaceutical and Vaccines businesses, sales of new products were £591 million, more than offsetting the decline in Seretide/Advair sales of £182 million and demonstrating progress in transitioning to our new portfolio.  HIV remains the standout performer with sales increasing 65%, reflecting continued strong momentum from Tivicay and Triumeq.

“Our R&D Investor event next week will profile further product innovation in our pharmaceutical and vaccine pipelines, which we believe has significant potential to drive long-term performance for the Group.

“We remain focused on delivering sustained improvements in operational performance and are confident in our outlook for the rest of this year and a return to earnings growth in 2016.”

Information and details regarding today’s results, including a video interview with CFO Simon Dingemans is available on: www.gsk.com/investors.

Strategy and outlook

GSK has created a Group of three world-leading businesses in Pharmaceuticals, Vaccines and Consumer Healthcare, which aims to deliver sustainable and improving returns to shareholders through development of innovative healthcare options for patients and consumers.

GSK has a strong portfolio of innovative products across these three businesses, enabling the Group to access the fast growing global demand for healthcare and to balance its exposure to future changes in the industry pricing environment.

The Group has a presence in more than 150 markets, with revenues split across Pharmaceuticals 59%, Consumer Healthcare 25% and Vaccines 16% on a full year 2014 historic pro-forma basis.  Demand for the Group’s products is expected to increase worldwide, particularly in Emerging Markets.

R&D innovation underpins all three businesses.  The Group has a pipeline of ~40 NMEs (drugs and vaccines) in Phase II/III clinical development, primarily focused on HIV, Oncology, Vaccines, Immuno-inflammation, Respiratory diseases and Rare diseases.  All three businesses are supported by proprietary technologies and manufacturing capabilities in areas such as devices, adjuvants, bio-electronics and formulations.  The Group aims to improve returns from its R&D innovation by striking a balance between pricing and volume generation.

At its Investor Day on 6 May 2015, GSK outlined a series of expectations for its performance over the five year period 2016-2020.  This included an expectation that Group core EPS would grow at a CAGR of mid-to-high single digits on a CER basis.  The introduction of a generic alternative to Advair in the US was factored into the Group’s assessment of its future performance.  The Group also stated its intention to pay an annual ordinary dividend of 80p for each of the next three years (2015-2017).  For more information see: www.gsk.com/en-gb/investors/investor-event.

Group performance

The Novartis transaction completed on 2 March 2015 and so GSK’s reported year to date results include seven month’s turnover of the former Novartis Vaccines and Consumer Healthcare products and exclude sales of the former GSK Oncology business from 2 March.  The Group has restated its segment information for the change in its segments described on page 41.

In addition, the Group has presented pro-forma growth rates for turnover, core operating profit and core operating profit by business.  Pro-forma growth rates are calculated comparing reported turnover and core operating profit for Q3 2015 with the turnover and core operating profit for Q3 2014 adjusted to include the equivalent three month’s sales of the former Novartis Vaccines and Consumer Healthcare products and exclude the sales of the former GSK Oncology business during Q3 2014.  Similarly, pro-forma growth rates for the nine months are calculated comparing reported turnover and core operating profit for the nine months to September 2015 with the turnover and core operating profit for the nine months to September 2014 adjusted to include the equivalent seven month’s sales of the former Novartis Vaccines and Consumer Healthcare products and exclude the sales of the former GSK Oncology products from March to September 2014.

Group turnover by business and geographic region

Group turnover by business
	Q3 2015		Q3 2015	9 months 2015		9 months 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Global Pharmaceuticals	2,718	(15)	(7)	8,776	(13)	(7)
HIV	622	65	65	1,627	56	56

Pharmaceuticals	3,340	(7)	1	10,403	(7)	(1)
Vaccines	1,181	32	13	2,694	19	4
Consumer Healthcare	1,576	55	7	4,466	43	7

	6,097	11	5	17,563	6	2
Corporate and other unallocated turnover	30	27	10	74	28	15

Group turnover	6,127	11	5	17,637	6	2

Group turnover by geographic region
	Q3 2015		Q3 2015	9 months 2015		9 months 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	2,214	10	11	6,001	4	5
Europe	1,612	15	4	4,781	11	3
International	2,301	9	1	6,855	5	-

Group turnover	6,127	11	5	17,637	6	2

HIV turnover represents the sales of ViiV Healthcare.

Turnover – Q3 2015

Group turnover for Q3 2015 increased 11% on a reported basis to £6,127 million, with Pharmaceuticals down 7%, Vaccines up 32% and Consumer Healthcare up 55%, all three businesses reflecting the impact of the Novartis transaction.  On a pro-forma basis, Group turnover increased 5%, with Pharmaceuticals up 1%, Vaccines up 13% and Consumer Healthcare up 7%.  Sales of New Pharmaceutical and Vaccine products, as set out on page 26, were £591 million in the quarter.

Pharmaceuticals
Pharmaceuticals turnover was £3,340 million, down 7% on a reported basis, primarily reflecting the disposal of the Oncology business to Novartis.  Adjusting for the impact of the disposal, pro-forma turnover was up 1%.  HIV sales grew 65% in the quarter.  Respiratory sales declined 9%, reflecting further declines in Seretide/Advair in the US and Europe as well as increased competitive pressures in the International region, compounded by the continuing transition of the Respiratory portfolio to newer products.  Sales of Established Products declined 13%, with lower sales in the US, Europe and International primarily reflecting respectively a continued decline in Lovaza, intensifying competition in Europe and the impact of the reshaping of the China business on International.

In the US, Global Pharmaceuticals turnover of £970 million declined 21% in the quarter, 10% on a pro-forma basis.  The pro-forma decline primarily reflected a 10% fall in Respiratory sales and a 21% fall in Established Products with Lovaza sales down 66% to £19 million following the introduction of generic competition in 2014.  Within the Respiratory portfolio, Advair sales were down 18% to £397 million, of which 8% was due to volume and 10% due to price, and Flovent sales declined 8% to £91 million.  Breo Ellipta and Anoro Ellipta sales were £27 million and £14 million respectively in the quarter.  Benlysta sales increased 23% to £53 million and Relenza sales more than doubled to £16 million, benefiting from the timing of US CDC orders.

In Europe, Global Pharmaceuticals turnover declined 19% to £638 million on a reported basis and was down 7% on a pro-forma basis.  Respiratory sales declined 13% to £313 million with a 23% decline in Seretide, of which 16% was due to volume and 7% due to price, driven by increased competitive pressures and generic launch activity in the quarter.  The transition of the Respiratory portfolio was also a factor and Relvar Ellipta and Anoro Ellipta in aggregate recorded sales of £25 million in the quarter.  Established Products sales were down 10% to £115 million, reflecting increased competition as well as some capacity constraints for a number of products.

In International, Global Pharmaceuticals turnover of £1,110 million was down 8% on a reported basis and down 4% on a pro-forma basis.  Sales in Emerging Markets of £690 million declined 13% reported and 8% pro-forma, reflecting increased competition and tender activity across the region, and the ongoing reshaping of the China business.  Within Emerging Markets, Respiratory sales declined 6%, driven primarily by Seretide, down 15%, due to additional generic competition and price reductions in reimbursed markets together with some tender phasing.  Established Products were down 17%, particularly impacted by China, down 27%, reflecting the reshaping of the business, including the disposal of a number of peripheral parts of the portfolio.  In Japan, Global Pharmaceutical sales were down 2% to £273 million on a reported basis, but up 4% pro-forma, as strong growth of Relvar Ellipta to £14 million more than offset a 17% decrease in Adoair sales.  Total Respiratory sales in Japan were up 9% for the quarter.

Worldwide HIV sales increased 65% to £622 million, with the US up 94%, Europe up 54% and International up 19%.  The growth in all three regions was driven primarily by strong performances from both Triumeq and Tivicay, with sales of £211 million and £157 million respectively in the quarter.  Epzicom/Kivexa sales declined 9% to £175 million.

Vaccines
Vaccines sales grew 32% to £1,181 million with the US up 42%, Europe up 31% and International up 22%.  All three regions benefited from the inclusion of sales of newly acquired products, primarily Bexsero in Europe and Menveo in the US.  The pro-forma growth of 13% was primarily driven by the US, which recorded stronger sales of Fluarix/FluLaval and an acceleration compared to 2014 as well as strong growth in the newly acquired Meningitis franchise.

In the US, sales grew 42% on a reported basis (22% on a pro-forma basis) to £526 million.  This was largely attributable to improved supply enabling an accelerated delivery schedule of Fluarix/FluLaval Quadrivalent compared with 2014.  Rotarix also grew strongly, up 57%, driven by CDC orders, offsetting the comparative impact on Infanrix/Pediarix of a significant CDC replenishment order in Q3 2014.  The Meningitis portfolio (Bexsero and Menveo) also grew by 34% on a pro-forma basis.

In Europe, sales grew 31% on a reported basis (14% on a pro-forma basis) to £308 million.  This growth primarily reflected increased sales of Bexsero in a number of private markets and in the UK, where the NHS agreed to include Bexsero in its national immunisation programme.  Boostrix and the MMRV portfolio (Priorix/Varilrix/ Priorix Tetra) also grew strongly due to improved supply and a competitor supply shortage.  The growth was partly offset by a 15% decline in sales of Hepatitis vaccines, reflecting ongoing supply constraints.

In International, sales grew 22% on a reported basis (3% on a pro-forma basis) to £347 million.  The pro-forma performance reflected growth in Synflorix sales offset by greater competitive pressures for Boostrix and lower sales of Hepatitis vaccines due to ongoing supply constraints.

Consumer Healthcare
Consumer Healthcare turnover grew 55% on a reported basis and 7% on a pro-forma basis to £1,576 million, with strong growth in the US and a return to growth by the International region.

US turnover increased 61% to £360 million, with 18% pro-forma growth reflecting strong growth primarily from the Wellness portfolio.  This has continued to benefit from the recent OTC launch of Flonase, as well as the re-launches of Excedrin and Theraflu. Oral health was also a significant contributor with strong growth in denture care boosted by re-supply.

Turnover in Europe grew 87% to £481 million (up 1% pro-forma) with a strong performance from the Pain relief portfolio as Voltaren, up 5%, continued to perform well across the region, and Panadol grew 13%.  Oral health growth of 3% continued to be driven by Sensodyne, as well as the benefit from re-supply of denture care products.  Fenistil and Zovirax contributed to Skin health growth of 9%.  Overall regional pro-forma growth was significantly offset by a slower start to the cold and flu season.

International turnover of £735 million grew 37%, (up 6% pro-forma), with double digit growth delivered in Oral health and Skin health and an improving performance through the quarter in Wellness as Russia began to return to growth following inventory normalisation within the acquired consumer businesses.  The Middle East and China continued to be impacted by high channel inventories in the acquired businesses, restricting pro-forma growth in Wellness to 2%.  Oral health sales in the region were driven by the continued growth of Sensodyne, up 14%, with a particularly strong performance in the Middle East.  The therapeutic skin health brands Fenistil, Lamisil and Bactroban all grew in double digits, with Bactroban continuing to regain market share in China.

Corporate and other unallocated turnover
The Corporate and unallocated turnover of £30 million represented sales of several Vaccines and Consumer Healthcare products, which were being held for sale in a number of markets.  GSK was required to dispose of these products in specific markets in order to meet the requirements of the anti-trust approvals for the Novartis transaction.  The disposals were completed in Q3 2015.

Turnover – 9 months 2015

Group turnover for the nine months 2015 increased 6% on a reported basis to £17,637 million, with Pharmaceuticals down 7%, Vaccines up 19% and Consumer Healthcare up 43%, all three businesses reflecting the impact of the Novartis transaction.  On a pro-forma basis, Group turnover increased 2%, with Pharmaceuticals down 1%, Vaccines up 4% and Consumer Healthcare up 7%.  Sales of New Pharmaceutical and Vaccine products as set out on page 26 were £1,306 million in the nine months.

Pharmaceuticals
Pharmaceuticals turnover was £10,403 million, down 7% on a reported basis, primarily reflecting the disposal of the Oncology business.  Adjusting for the impact of the disposal, pro-forma turnover was down 1%, reflecting an 8% decline in Respiratory sales and a 13% decline in sales of Established Products, largely offset by growth in HIV sales of 56%.

In the US, Global Pharmaceuticals turnover of £3,073 million declined 20% in the nine months and 13% on a pro-forma basis.  This decline primarily reflected a 15% fall in Respiratory sales and a 28% fall in Established Products sales.  Within the Respiratory portfolio, Advair sales were down 19% to £1,273 million, of which 4% was due to volume and 15% due to price, and Flovent sales declined 22% to £274 million.  Breo Ellipta and Anoro Ellipta sales were £60 million and £35 million, respectively, in the period.  The primary driver of the decline in Established Products was Lovaza, which was down 65% to £71 million following the launch of generic competition in 2014.  Relenza sales more than doubled to £60 million, benefiting from the timing of US CDC orders, while Benlysta continued its recent momentum with sales of £150 million, up 23%.

In Europe, Global Pharmaceuticals turnover declined 14% to £2,149 million and was down 6% on a pro-forma basis.  Respiratory sales declined 8% to £1,074 million with a 17% decline in Seretide, of which 9% was due to volume and 8% was due to price, driven by increased competitive pressures and generic launch activity.  The Seretide decline was partly offset by Relvar and Anoro Ellipta sales of £65 million in aggregate in the period.  Established Products sales were down 12% to £368 million reflecting increased generic competition and some specific capacity constraints.

In International, Global Pharmaceuticals turnover was £3,554 million, down 6% on a reported basis and down 2% on a pro-forma basis.  Sales in Emerging Markets of £2,241 million declined 7% on a reported basis (down 4% pro-forma).  Within Emerging Markets there was continued growth in Respiratory, up 2%, with Seretide, down 3%, offset by Ventolin, up 6%, and Avamys, up 9%.  Established Products were down 12%, significantly impacted by China, down 17%, reflecting the ongoing reshaping of the business, including the disposal of a number of peripheral parts of the portfolio.  In Japan, pro-forma Pharmaceutical sales were up 1% with an 8% increase in Respiratory sales, primarily driven by Relvar Ellipta, partly offset by lower sales of Relenza and Established Products, down 7%.

Worldwide HIV sales increased 56% to £1,627 million, with the US up 83%, Europe up 45% and International up 18%.  The growth in all three regions was driven primarily by the strong performances of both Triumeq and Tivicay, with sales of £441 million and £414 million, respectively in the nine months.  Epzicom/ Kivexa sales declined 2% to £536 million.

Vaccines
Vaccines sales grew 19% to £2,694 million with the US up 27%, Europe up 21% and International up 11%.  The business benefited from sales of the newly acquired products, particularly the Meningitis portfolio in Europe and the US.  The pro-forma growth of 4% was primarily driven by Bexsero sales in Europe and strong Fluarix/FluLaval sales in the US reflecting improved and accelerated supply and the switch to the Quadrivalent formulation.  These factors were partly offset by a decline in Infanrix/Pediarix sales, mainly in the US, which were impacted by supply constraints and the return of a competitor to the market.

In the US, sales grew 27% on a reported basis (12% on a pro-forma basis) to £983 million.  Growth was primarily driven by strong Fluarix/FluLaval sales, up 54%, growth in Hepatitis and Rotarix, which benefited from CDC stockpile replenishments, and the newly acquired Meningitis portfolio which grew 28% on a pro-forma basis.  This growth was partly offset by a 12% decline in Infanrix/Pediarix sales as a result of the return to the market of a competitor vaccine during 2014, combined with the comparative drag from a significant CDC stockpile replenishment order in Q3 2014.

In Europe, sales grew 21% on a reported basis (8% on a pro-forma basis) to £806 million.  This growth primarily reflected increased sales of Bexsero in a number of private markets and in the UK where the NHS agreed to include Bexsero in the national immunisation programme.  Improved supply led to significantly better sales of Boostrix, up 30%, and the MMRV portfolio, up 10%.  This growth was partly offset by a 12% decline in Hepatitis sales due to ongoing supply constraints.

In International, sales grew by 11% on a reported basis, but declined 4% on a pro-forma basis, to £905 million.  This primarily reflected greater competitive pressures for Boostrix and lower Synflorix sales in Latin America, as well as Hepatitis supply constraints, partly offset by the growth of Synflorix in Africa.

Consumer Healthcare
Consumer Healthcare sales in the nine months grew 43% on a reported basis and 7% on a pro-forma basis to £4,466 million, with growth in all three regions, but particularly the US.

US turnover increased 58% to £1,050 million (26% pro-forma growth), primarily reflecting the OTC launch of Flonase, and a favourable comparison with 2014, which was impacted by supply constraints.  Sensodyne continued to record strong growth.

Turnover of £1,315 million in Europe grew 69% (4% pro-forma) primarily as a result of double-digit growth in Sensodyne, benefiting from improved supply and a number of new product introductions.  Voltaren grew 11% pro-forma, achieving record shares in a number of markets, including Germany and Italy, following a new advertising campaign.

International turnover of £2,101 million grew 25% (2% pro-forma).  Strong double-digit growth in Oral health, high single-digit growth in Skin health and continuing momentum for Horlicks and Eno in India were offset by the impact on Wellness of excess channel inventories in parts of the acquired consumer businesses, most notably in China, Russia and the Middle East.

Corporate and other unallocated turnover
The Corporate and unallocated turnover of £74 million represented sales of several Vaccines and Consumer Healthcare products, which were being held for sale in a number of markets.  GSK was required to dispose of these products in specific markets in order to meet the requirements of the anti-trust approvals for the Novartis transaction.  The disposals were completed in Q3 2015.

Core operating profit and margin

Core operating profit

	Q3 2015			Q3 2015	9 months 2015			9 months 2015

	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Turnover	6,127	100	11	5	17,637	100	6	2

Cost of sales	(1,936)	(31.6)	22	6	(5,454)	(30.9)	18	5
Selling, general and administration	(1,842)	(30.1)	26	13	(5,799)	(32.9)	11	4
Research and development	(730)	(11.9)	(4)	(6)	(2,250)	(12.8)	(4)	(6)
Royalty income	99	1.6	-	(11)	238	1.4	-	(14)

Core operating profit	1,718	28.0	(5)	-	4,372	24.8	(6)	-

Core profit before tax	1,568		(5)		3,893		(6)
Core profit after tax	1,254		(5)		3,115		(5)
Core profit attributable to shareholders	1,113		(13)		2,784		(10)

Core earnings per share	23.0p		(13)		57.7p		(10)

Core operating profit by business

	Q3 2015			Q3 2015	9 months 2015			9 months 2015

	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Global Pharmaceuticals	1,116	41.1	(23)	(12)	3,584	40.8	(21)	(13)
HIV	466	74.9	88	88	1,197	73.6	76	76
Pharmaceuticals R&D	(503)		(13)	(3)	(1,593)		(9)	(2)

Pharmaceuticals	1,079	32.3	(5)	7	3,188	30.6	(8)	-
Vaccines	464	39.3	30	44	802	29.8	(6)	10
Consumer Healthcare	210	13.3	92	22	500	11.2	64	19

	1,753	28.8	10	16	4,490	25.6	(2)	4
Corporate & other unallocated costs	(35)		>(100)	>(100)	(118)		>(100)	>(100)

Core operating profit	1,718	28.0	(5)	-	4,372	24.8	(6)	-

HIV operating profit represents the operating profit of ViiV Healthcare.

Core operating profit – Q3 2015
Core operating profit was £1,718 million, 5% lower in CER terms than in Q3 2014 on a turnover increase of 11%.  The core operating margin of 28.0% was 5.4 percentage points lower than in Q3 2014 and 4.9 percentage points lower on a CER basis.  The decrease included a 3.3 percentage point impact from the Novartis transaction, reflecting the disposal of GSK’s higher margin Oncology business and the acquisition of lower margin Vaccines and Consumer Healthcare businesses from Novartis, and a 3.7 percentage point impact in the quarter from the comparison with Q3 2014 when the operating margin benefited from the inclusion in SG&A of a £219 million credit from a release of reserves following simplification of the Group’s entity structure and its trading arrangements.

On a pro-forma basis, core operating profit was flat in CER terms compared with Q3 2014 on a turnover increase of 5%.  The core operating margin reduced on a pro-forma basis by 1.6 percentage points in CER terms.  Excluding the impact of the £219 million credit recorded in SG&A in Q3 2014, the core operating margin increased on a pro-forma basis by 2.1 percentage points in CER terms, benefiting from an improved product mix in the quarter as well as initial contributions from the Pharmaceuticals restructuring and Novartis integration programmes.

Cost of sales as a percentage of turnover was 31.6%, up 2.6 percentage points in sterling terms and 2.9 percentage points higher in CER terms than in Q3 2014.  On a pro-forma basis, the cost of sales percentage was flat and increased 0.3% in CER terms.  The benefits of favourable product mix in the quarter, driven by strong growth in new products, particularly Tivicay and Triumeq, together with improved supply and pricing in Consumer Healthcare and accelerated Flu vaccines sales in the US, were offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and increased investments in Vaccines to improve the reliability and capacity of the supply chain.

SG&A costs were 30.1% of turnover, 4.0 percentage points higher than in Q3 2014 and 3.7 percentage points higher on a CER basis.  On a pro-forma basis, SG&A as a percentage of sales increased by 2.6 percentage points and 2.3 percentage points on a CER basis.  This reflected an adverse comparison with Q3 2014 which included a £219 million credit from a release of reserves following simplification of the Group’s entity structure and its trading arrangements.  Excluding this, SG&A as a percentage of sales reduced 1.4 percentage points on a CER basis.  This primarily reflected savings in Global Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare, offset by promotional support for new launches and seasonal activity, particularly in Consumer Healthcare.

R&D expenditure declined 4% CER to £730 million (11.9% of turnover) compared with £742 million (13.1% of turnover) in Q3 2014.  On a pro-forma basis, R&D expenditure declined 6% reflecting the benefit of cost reduction programmes in Pharmaceuticals, Consumer Healthcare and Vaccines as well as the phasing of ongoing project spending.

Royalty income was £99 million (Q3 2014: £101 million).

Core operating profit by business – Q3 2015
Following the completion of the transaction with Novartis, GSK has reorganised the Group to reflect the greater balance between its Pharmaceuticals, Vaccines and Consumer Healthcare businesses and responsibilities for some parts of these respective businesses have been realigned.  GSK is reporting these three businesses separately with corporate costs reallocated to each accordingly so that the profitability of each business is reflected more accurately.

Pharmaceuticals core operating profit was £1,079 million, 5% lower than in Q3 2014 in CER terms on a turnover decrease of 7%.  The core operating margin of 32.3% was 0.3 percentage points lower than in Q3 2014 but 0.7 percentage points higher on a CER basis.  On a pro-forma basis, core operating margin increased 1.9 percentage points on a CER basis, reflecting an improved product mix, primarily driven by the strong growth in HIV sales, as well as the benefits of the restructuring programmes in Pharmaceuticals and R&D, offset by continued pricing pressure in Global Pharmaceuticals, primarily on Respiratory products.

Vaccines operating profit was £464 million, 30% higher than in Q3 2014 in CER terms on a turnover increase of 32%.  The core operating margin of 39.3% was 3.3 percentage points higher than in Q3 2014 but 0.4 percentage points lower on a CER basis, primarily driven by the inherited cost base of the former Novartis Vaccines business.  The pro-forma operating profit margin improved by 7.5 percentage points on a CER basis, primarily driven by an improved product mix, including the seasonal impact of Flu sales, and the growth in sales of Meningitis vaccines, as well as reductions in R&D and SG&A delivered through restructuring and integration benefits, partly offset by increased investments to improve the reliability and capacity of the supply chain.

Consumer Healthcare core operating profit was £210 million, 92% higher than in Q3 2014 in CER terms on a turnover increase of 55%.  The core operating margin of 13.3% was 0.6 percentage points higher than in Q3 2014, and 3.0 percentage points higher on a CER basis.  On a pro-forma basis, the Consumer Healthcare operating margin was 1.9 percentage points higher on a CER basis due to a significant improvement in gross margin reflecting benefits from both improved supply and pricing, as well as a continued contribution from US Flonase and the benefit of seasonal stocking ahead of the cold and flu season together with synergies, particularly in SG&A and R&D, arising from the Novartis transaction.

Core operating profit – 9 months 2015
Core operating profit was £4,372 million, 6% lower than in the 9 months to September 2014 in CER terms on a turnover increase of 6%.  The core operating margin of 24.8% was 3.9 percentage points lower than in the 9 months to September 2014 and 3.2 percentage points lower on a CER basis.  This decline included a 2.7 percentage point impact of the Novartis transaction, reflecting the disposal of GSK’s higher margin Oncology business and the acquisition of lower margin Vaccines and Consumer Healthcare businesses from Novartis.

On a pro-forma basis, core operating profit was flat in CER terms compared with the 9 months to September 2014 on a turnover increase of 2%.  The core operating margin declined 0.5 percentage points on a pro-forma basis, which primarily reflected an increase in cost of sales and SG&A as a percentage of turnover partly offset by reduced R&D expenditure.  This decline included a 1.2 percentage point impact from comparison with 2014 which included a £219 million credit in SG&A from a release of reserves following simplification of the Group’s entity structure and its trading arrangements.  Excluding this effect, the core operating margin increased 0.7 percentage points reflecting the benefit of the Group’s restructuring and integration programme, as well as improved product mix.

Cost of sales as a percentage of turnover was 30.9%, 2.7 percentage points higher than in the 9 months to September 2014.  On a pro-forma basis, the cost of sales percentage increased 0.7 percentage points and 0.9 percentage points on a CER basis.  This reflected adverse price movements, particularly in US Global Pharmaceuticals, increased investments in Vaccines to improve the reliability and capacity of the supply chain and an adverse comparison with a reduced cost of sales in Vaccines in the 9 months to September 2014, which benefited from a number of inventory adjustments.  These declines were partly offset by improved product mix, particularly as a result of the growth in HIV sales, and the benefits of the Group’s ongoing cost reduction programmes.

SG&A costs as a percentage of sales were 32.9%, 1.9 percentage points higher than in the 9 months to September 2014 and 1.4 percentage points higher on a CER basis.  On a pro-forma basis, SG&A costs as a percentage of sales increased 0.9 percentage points, and 0.4 percentage points on a CER basis.  This increase primarily reflected the impact of the £219 million credit in SG&A in Q3 2014 from a release of reserves following simplification of the Group’s entity structure and its trading arrangements.  Excluding this, SG&A costs as a percentage of sales decreased 0.8 percentage points on a CER basis, driven by declines in Global Pharmaceuticals, including the benefits of the Pharmaceuticals cost reduction programme, and synergies in Vaccines and Consumer Healthcare.

R&D expenditure declined 4% CER to £2,250 million (12.8% of turnover) compared with £2,292 million (13.6% of turnover) in the 9 months to September 2014.  On a pro-forma basis, R&D expenditure declined 6% reflecting the benefit of cost reduction programmes in Pharmaceuticals, Vaccines and Consumer as well as the phasing of ongoing project spending.

Royalty income was £238 million (2014: £243 million).

Core operating profit by business – 9 months 2015
Pharmaceuticals core operating profit was £3,188 million, 8% lower than in 9 months to September 2014 in CER terms on a turnover decrease of 7%.  The core operating margin of 30.6% was 1.3 percentage points lower than in the 9 months to September 2014 and 0.4 percentage points lower on a CER basis.  On a pro-forma basis, the core operating margin increased 0.3 percentage points on a CER basis, which reflected declines in SG&A and R&D due to the benefits of the Group’s cost reduction programmes, and a more favourable product mix, particularly driven by the growth in HIV sales, partly offset by adverse price movements in Global Pharmaceuticals, particularly on Respiratory products.

Vaccines operating profit was £802 million, 6% lower than in the 9 months to September 2014 in CER terms on a turnover increase of 19%.  The core operating margin of 29.8% was 4.1 percentage points lower than in the 9 months to September 2014 and 7.1 percentage points lower on a CER basis, primarily driven by the inclusion of the cost base of the former Novartis Vaccines business.  The pro-forma core operating profit grew by 10% on a turnover increase of 4% on a CER basis.  The pro-forma operating margin improved 1.2 percentage points to 29.8% reflecting reductions in pro-forma R&D and SG&A delivered through restructuring and integration benefits, partly offset by an increase in cost of sales as a percentage of turnover due to additional supply chain investments and the benefit to cost of sales in the 9 months to September 2014 of a number of inventory adjustments.

Consumer Healthcare core operating profit was £500 million, 64% higher than in the 9 months to September 2014 in CER terms on a turnover increase of 43%.  The core operating margin of 11.2% was 0.1 percentage points lower than in the 9 months to September 2014, but improved 1.7 percentage points on a CER basis.  The pro-forma operating margin improved 1.3 percentage points on a CER basis, primarily driven by a reduction in cost of sales as a proportion of turnover, reflecting benefits from improved supply and pricing and the US Flonase launch, as well as the delivery of initial Novartis synergies.

Core profit after tax and core earnings per share – Q3 2015
Net finance expense was £148 million compared with £161 million in Q3 2014, reflecting the change in the mix and level of gross debt.  The share of losses of associates and joint ventures was £2 million (Q3 2014: £10 million profit).

Tax on core profit amounted to £314 million and represented an effective core tax rate of 20.0% (Q3 2014: 20.0%).

The allocation of earnings to non-controlling interests amounted to £141 million (Q3 2014: £47 million), the increase reflecting the Consumer Healthcare non-controlling interest allocation together with an increase in the allocation of ViiV Healthcare profits.

Core EPS of 23.0p was down 13% in CER terms compared with a 5% decline in the operating profit primarily as a result of the increased non-controlling interest.

Core profit after tax and core earnings per share – 9 months 2015
Net finance expense was £482 million compared with £478 million in the 9 months to September 2014.

The share of profits of associates and joint ventures was £3 million (2014: £19 million).  In March 2015, GSK reduced its shareholding in its one significant associate, Aspen Pharmacare Holdings Limited, from 12.4% to 6.2% of the issued share capital.  As a result, GSK no longer accounts for Aspen as an associate and the contribution from associates and joint ventures in 2015 is expected to be minimal.

Tax on core profit amounted to £778 million and represented an effective core tax rate of 20.0% (2014: 21.2%).

The allocation of earnings to non-controlling interests amounted to £331 million (2014: £170 million), the increase reflecting the Consumer Healthcare non-controlling interest together with an increase in the allocation of ViiV Healthcare profits.

Core EPS of 57.7p decreased 10% in CER terms compared with a 6% decline in the operating profit primarily as a result of the increase in the non-controlling interest, partly offset by a lower tax charge.

Guidance for 2015
Core EPS for 2015 is expected to decline at a percentage rate in the high teens (CER), primarily due to continued pricing pressure on Seretide/Advair in the US/Europe, the dilutive effect of the Novartis transaction and the inherited cost base of the Novartis businesses.  The 2015 guidance excludes potential income from the proposed divestment of ofatumumab, which was announced on 21 August 2015.  The Group now intends to treat income generated from the proposed divestment as a non-core item, as set out on page 45.

2016 outlook
In 2016, GSK expects to see a significant recovery in core EPS with percentage growth expected to reach double digits on a CER basis as the adverse impacts seen in 2015 diminish and the sales and synergy benefits of the Novartis transaction contribute more meaningfully.

Currency impact
The Q3 2015 results are based on average exchange rates, principally £1/$1.53, £1/€1.39 and £1/Yen 187.  Comparative exchange rates are given on page 45.  The period-end exchange rates were £1/$1.51, £1/€1.36 and £1/Yen 181.

In the quarter, turnover increased 11% CER and 9% at actual exchange rates.  Core EPS of 23.0p was down 13% in CER terms and down 18% at actual rates.  The negative currency impact reflected the strength of Sterling against the majority of the Group’s trading currencies relative to Q3 2014 partly offset by a weakening of Sterling against the US Dollar.  Losses on settled intercompany transactions contributed less than 1 percentage point of the negative currency impact of 5 percentage points on core EPS.

In the nine months to September 2015, turnover increased 6% CER and 5% at actual exchange rates.  Core EPS of 57.7p was down 10% in CER terms and down 15% at actual rates.  The negative currency impact reflected the strength of Sterling against the majority of the Group’s trading currencies relative to the 9 months to September 2014 partly offset by a weakening of Sterling against the US Dollar.  Losses on settled intercompany transactions contributed 1 percentage point of the negative currency impact of 5 percentage points on core EPS.

If exchange rates were to hold at the Q3 2015 period-end rates for the rest of 2015, the estimated adverse impact on 2015 Sterling turnover would be around 2%, and if there were no further exchange gains or losses, the estimated adverse impact on 2015 Sterling core EPS would be around 5%.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q3 2015			Q3 2014

	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p

Core results	1,718	1,254	23.0	1,887	1,388	27.9

Intangible asset amortisation	(139)	(109)	(2.3)	(128)	(100)	(2.2)
Intangible asset impairment	(16)	(16)	(0.3)	(46)	(35)	(0.7)
Major restructuring costs	(237)	(197)	(4.1)	(113)	(43)	(0.9)
Legal costs	(72)	(69)	(1.4)	(318)	(305)	(6.3)
Acquisition accounting and other	(229)	(216)	(3.8)	(579)	(520)	(9.5)

	(693)	(607)	(11.9)	(1,184)	(1,003)	(19.6)

Total results	1,025	647	11.1	703	385	8.3

	9 months 2015			9 months 2014

	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p

Core results	4,372	3,115	57.7	4,824	3,439	68.0

Intangible asset amortisation	(415)	(331)	(6.8)	(450)	(341)	(7.1)
Intangible asset impairment	(120)	(95)	(2.0)	(95)	(75)	(1.6)
Major restructuring costs	(1,118)	(853)	(17.7)	(293)	(183)	(3.8)
Legal costs	(207)	(203)	(4.2)	(473)	(433)	(9.0)
Acquisition accounting and other	8,064	7,167	154.7	(607)	(601)	(10.7)

	6,204	5,685	124.0	(1,918)	(1,633)	(32.2)

Total results	10,576	8,800	181.7	2,906	1,806	35.8

Full reconciliations between core results and total results are set out on pages 48 to 51 and the definition of core results is set out on page 30.

Total operating profit and total earnings per share – Q3 2015
Total operating profit was £1,025 million compared with £703 million in Q3 2014.  The non-core items resulted in a net charge of £693 million (Q3 2014: £1,184 million), reflecting the impact of restructuring costs driven by the Novartis transaction and the Pharmaceuticals restructuring programme as well as the impact of further adjustments related to ViiV Healthcare and Consumer Healthcare.

The intangible asset amortisation increased to £139 million from £128 million in Q3 2014.  Intangible asset impairments were £16 million (Q3 2014: £46 million).

Major restructuring charges accrued in the quarter were £237 million (Q3 2014: £113 million), reflecting the acceleration of a number of restructuring projects following the completion of the Novartis transaction, as well as further charges for Pharmaceuticals restructuring projects.  Cash payments made in the quarter were £365 million (Q3 2014: £151 million) including the settlement of charges accrued in previous quarters.

Legal charges of £72 million (Q3 2014: £318 million) included settlements of existing matters and litigation costs.  Legal charges in Q3 2014 included the £301 million fine payable to the Chinese government.  Cash payments in the quarter were £43 million (Q3 2014: £341 million).

Acquisition accounting and other adjustments resulted in a net charge of £229 million (Q3 2014: £579 million).  This included remeasurement of the liability and the unwinding of the discounting effects on both the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare Joint Venture and on the Consumer Healthcare Joint Venture put option.  Cash payments relating to the ViiV Healthcare contingent consideration in the quarter were £53 million (Q3 2014: £nil).  Other items also included equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

A tax charge of £220 million on total profits represented an effective tax rate of 25.4% (Q3 2014: 29.7%) and reflected the differing tax effects of the various non-core items.  See ‘Taxation’ on page 44 for further details.

Total EPS was 11.1p, compared with 8.3p in Q3 2014, the increase primarily reflecting the impact on Q3 2014 of the increase to the ViiV Healthcare contingent consideration and the fine payable to the Chinese government.

Total operating profit and total earnings per share – 9 months 2015
Total operating profit was £10,576 million compared with £2,906 million in the 9 months to September 2014.  The non-core items resulted in a net credit of £6,204 million (2014: net charge of £1,918 million), primarily reflecting the impact of the Novartis transaction.

The intangible asset amortisation decreased to £415 million from £450 million in 2014, which included accelerated amortisation on Lovaza.

Intangible asset impairments of £120 million (2014: £95 million) included impairments of several R&D and commercial assets.

Major restructuring charges accrued in the nine months were £1,118 million (2014: £293 million) and reflected the acceleration of a number of restructuring projects following completion of the Novartis transaction.  Cash payments made in the 9 months to 30 September 2015 were £867 million (2014: £359 million).  The programme has delivered £0.7 billion of incremental benefit in the quarters to 30 September 2015 compared with the same period in 2014.

Charges for the combined restructuring and integration programme to date are £2.0 billion.  The total cash charges of the combined programme are expected to be approximately £3.65 billion and the non-cash charges up to £1.35 billion.  By the end of the third quarter, the programme had delivered approximately £1.3 billion of annual savings and remains on track to deliver £3 billion of annual savings in total.  The programme is expected to be largely complete by 2017.

Legal charges of £207 million (2014: £473 million) included settlement of existing matters and litigation costs.  The 9 months to September 2014 included the £301 million fine payable to the Chinese government.  Cash payments were £279 million (2014: £587 million).

Acquisition accounting and other adjustments resulted in a net credit of £8,064 million (2014: charge of £607 million).  This included the profit on disposal of the Oncology business to Novartis of £9,233 million, partly offset by an increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture from remeasurements and the unwinding of the discounting effect of £1,170 million (2014: £412 million).  Cash payments relating to the contingent consideration were £85 million (2014: £nil).  Other items also included equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

The profit on disposal of associates of £842 million recorded below operating profit arose from the disposal of half of GSK’s investment in Aspen Pharmacare and the remeasurement of the remaining holding to market value on its reclassification to equity investments.

The charge for taxation on total profits amounted to £2,142 million and represented a total effective tax rate of 19.6% (2014: 25.9%), reflecting the differing tax effects of the various non-core items.  See ‘Taxation’ on page 44 for further details.

Total EPS was 181.7p, compared with 35.8p in 2014, the increase primarily reflecting the profits on disposal of the Oncology business and the Aspen Pharmacare shares, partly offset by the increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture and increased major restructuring expenditure.

Cash generation and conversion

Cash flow and net debt

	Q3 2015	9 months 2015	9 months 2014

Net cash inflow from operating activities (£m)	481	1,068	2,966
Adjusted net cash inflow from operating activities* (£m)	524	1,347	3,553
Free cash flow* (£m)	(33)	(708)	1,293
Adjusted free cash flow* (£m)	10	(429)	1,880
Free cash flow growth (%)	>(100)%	>(100)%	(60)%
Free cash flow conversion* (%)	2%	(5)%	87%
Net debt (£m)	10,551	10,551	14,788

*
Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 30.  Free cash flow and adjusted free cash flow reconciliations are set out on page 47.

Q3 2015
The net cash inflow from operating activities for the quarter was £481 million (Q3 2014: £1,273 million).  Excluding legal settlements of £43 million (Q3 2014: £341 million), adjusted net cash inflow from operating activities was £524 million (Q3 2014: £1,614 million).  In addition, there were payments of non-core restructuring and integration costs of £365 million (Q3 2014: £151 million) and a further tax payment of £268 million on the sale of the Oncology business, all of which have been funded from divestment proceeds.  Excluding these items, the adjusted net cash inflow from operating activities would have been £1,157 million (Q3 2014: £1,765 million).

The decrease reflected the impact of lower operating profits, including negative currency impacts, together with an increase in working capital in the quarter, primarily reflecting an increase in receivables from seasonal sales, particularly Flu vaccines.  Cash payments relating to the ViiV Healthcare contingent consideration were £53 million in the quarter.

9 months 2015
The net cash inflow from operating activities for the nine months was £1,068 million (2014: £2,966 million).  Excluding legal settlements of £279 million (2014: £587 million), adjusted net cash inflow from operating activities was £1,347 million (2014: £3,553 million).  In addition, there were payments of non-core restructuring and integration costs of £867 million (2014: £359 million) and the initial tax payments arising on the sale of the Oncology business amounting to £779 million, all of which have been funded from divestment proceeds.  Excluding these items, the adjusted net cash inflow from operating activities would have been £2,993 million (2014: £3,912 million).

The decrease primarily reflected the impact of lower operating profits, including negative currency impacts, in the nine months together with an increase in receivables from seasonal sales particularly vaccines.  Cash payments of £85 million in relation to the ViiV contingent consideration liability were made in the nine months.

Free cash outflow was £708 million for the nine months.  Excluding legal payments, non-core restructuring and integration costs, and the initial tax payments on the sale of the Oncology business, the adjusted free cash inflow was £1,217 million (2014: £2,239 million).  The decrease primarily reflected the impact of lower operating profits, together with an increase in receivables from the accelerated seasonal sales, particularly vaccines.

The free cash flow conversion calculation was adversely impacted by the disposals of the Oncology business and the Aspen investment as the cash flows associated with the transactions are excluded under the terms of the definition.

Net debt
At 30 September 2015, net debt was £10.6 billion, compared with £14.4 billion at 31 December 2014, comprising gross debt of £16.6 billion and cash and liquid investments of £6.0 billion.  The decrease in net debt reflected the impact of the Novartis transaction in which GSK sold its Oncology business for net cash proceeds of £10.0 billion and paid £3.3 billion, net of cash acquired, to purchase the Novartis businesses.  The first two tax payments on the transaction amounting to £779 million have been made with a significant proportion of the remainder expected to be settled before the end of the year.  The overall net after-tax proceeds of the Novartis transaction are expected to be approximately $7.8 billion (£5.2 billion).  In addition, GSK sold part of its shareholding in Aspen for cash proceeds of £564 million and paid dividends to shareholders of £2,986 million.  At 30 September 2015, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £1,422 million with loans of £1,322 million repayable in the subsequent year.

Working capital

	30 Sept 2015	30 June 2015	31 March 2015	31 Dec 2014	30 Sept 2014

Working capital conversion cycle* (days)	216	215	215	209	216
Working capital percentage of turnover (%)	27	25	24	22	24

* Working capital conversion cycle is defined on page 30.

Working capital increased by £707 million in the quarter, primarily reflecting an increase in receivables in the quarter related to seasonal sales of vaccines and other products.  This increased the working capital conversion cycle by one day.  In the nine months, working capital was also significantly impacted by the inclusion of inventory acquired with the former Novartis Vaccines business.  The increase was partly offset by favourable exchange effects.

Returns to shareholders

GSK expects to pay an annual ordinary dividend of 80p for each of the next three years (2015-2017).

GSK also plans to return approximately £1 billion (20p per share) to shareholders via by a special dividend to be declared on 3 February 2016.  The ex-dividend date would be 18 February 2016 (17 February 2016 for ADR holders), with a record date of 19 February 2016 and a payment date of 14 April 2016.  The equivalent special dividend receivable by ADR holders will be calculated based on the exchange rate on 12 April 2016, and a fee will be charged by the Depositary.

Any future returns to shareholders of surplus capital will be subject to the Group’s strategic progress, visibility on the put options associated with ViiV Healthcare and the Consumer Healthcare joint venture and other capital requirements.

Quarterly dividends
The Board has declared a third interim dividend of 19 pence per share (Q3 2014: 19 pence per share).

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 12 January 2016.  An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) will be charged by the Depositary.  The ex-dividend date will be 12 November 2015 (10 November 2015 for ADR holders), with a record date of 13 November 2015 and a payment date of 14 January 2016.

	Paid/ payable	Pence per share	£m

2015
First interim	9 July 2015	19	920
Second interim	1 October 2015	19	919
Third interim	14 January 2016	19	919

2014
First interim	10 July 2014	19	916
Second interim	2 October 2014	19	918
Third interim	8 January 2015	19	924
Fourth interim	9 April 2015	23	1,111

		80	3,869

The fourth interim dividend for 2015 will be declared on 3 February 2016.  The ex-dividend date will be 18 February 2016 (17 February 2016 for ADR holders), with a record date of 19 February 2016 and a payment date of 14 April 2016.  The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 12 April 2016. An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) will be charged by the Depositary.

GSK made no share repurchases during the quarter.  The company issued 0.3 million shares under employee share schemes amounting to £4 million (Q3 2014: £11 million).

The weighted average number of shares for Q3 2015 was 4,835 million, compared with 4,807 million in Q3 2014.

Segmental performance

Pharmaceuticals

	Q3 2015		Q3 2015	9 months 2015		9 months 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	970	(21)	(10)	3,073	(20)	(13)
Europe	638	(19)	(7)	2,149	(14)	(6)
International	1,110	(8)	(4)	3,554	(6)	(2)

Global Pharmaceuticals	2,718	(15)	(7)	8,776	(13)	(7)

	Q3 2015		Q3 2015	9 months 2015		9 months 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	358	94	94	895	83	83
Europe	185	54	54	511	45	45
International	79	19	19	221	18	18

HIV	622	65	65	1,627	56	56

	Q3 2015		Q3 2015	9 months 2015		9 months 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	1,328	(6)	5	3,968	(9)	(1)
Europe	823	(9)	2	2,660	(7)	1
International	1,189	(7)	(2)	3,775	(5)	(1)

Pharmaceuticals	3,340	(7)	1	10,403	(7)	(1)

	Q3 2015		9 months 2015

	£m	Reported growth CER%	£m	Reported growth CER%

Respiratory	1,272	(9)	4,147	(8)
Cardiovascular, metabolic and urology	225	1	685	(1)
Immuno-inflammation	72	3	188	14
Oncology	12	(96)	247	(71)
Other pharmaceuticals	523	1	1,590	(5)
Established Products	614	(13)	1,919	(13)

Global Pharmaceuticals	2,718	(15)	8,776	(13)
HIV	622	65	1,627	56

Pharmaceuticals	3,340	(7)	10,403	(7)

Respiratory

Q3 2015 (£1,272 million; down 9%)
Respiratory sales in the quarter declined 9% to £1,272 million.  Seretide/Advair sales were down 19% to £794 million, Flixotide/Flovent sales decreased 4% to £144 million and Ventolin sales declined 3% to £152 million. Relvar/Breo Ellipta recorded sales of £64 million and Anoro Ellipta, now launched in the US, Europe and Japan, recorded sales of £22 million in the quarter.

In the US, Respiratory sales declined 10% to £615 million in the quarter (2% volume growth and a 12% negative impact of price and mix).  This decline included the price and mix impact of new contracts agreed in 2014 in response to competitive pressures in the ICS/LABA combination market, where Advair and Breo Ellipta compete.  Sales of Advair were £397 million, down 18% (8% volume decline and a 10% negative impact of price and mix).  Flovent sales were down 8% to £91 million and Ventolin sales declined 7% to £78 million.  Breo Ellipta recorded sales of £27 million, and Anoro Ellipta, recorded sales of £14 million in the quarter.

European Respiratory sales were down 13% to £313 million, with Seretide sales down 23% (16% volume decline and 7% price and mix) to £224 million, reflecting increased competition from generics and the transition of the Respiratory portfolio to newer products.  Relvar Ellipta, approved in Europe for both COPD and asthma, recorded sales of £20 million in the quarter, while Anoro Ellipta, with launches now underway in many countries throughout the region, recorded sales of £5 million.

Respiratory sales in the International region declined 2% to £344 million with Emerging Markets down 6%, partially offset by Japan, up 9%, where sales of Relvar Ellipta of £14 million more than offset the decline in Adoair sales.  In Emerging Markets, sales of Seretide were down 15% at £98 million, due to additional generic competition and price reductions in a number of reimbursed markets, together with some tender phasing, while Ventolin grew 6% to £44 million.

9 months 2015 (£4,147 million; down 8%)
Respiratory sales in the nine months declined 8% to £4,147 million.  Seretide/Advair sales were down 15% to £2,652 million, Flixotide/Flovent sales decreased 13% to £456 million and Ventolin sales fell 4% to £473 million. Relvar/Breo Ellipta recorded sales of £158 million and Anoro Ellipta £49 million.

In the US, Respiratory sales declined 15% to £1,902 million in the nine months (3% volume growth and an 18% negative impact of price and mix).  Sales of Advair were £1,273 million, down 19% (4% volume decline and a 15% negative impact of price and mix).  Flovent sales were down 22% to £274 million and Ventolin sales fell 10% to £237 million.  Breo Ellipta recorded sales of £60 million and Anoro Ellipta recorded sales of £35 million in the nine months.

European Respiratory sales were down 8% to £1,074 million, with Seretide sales down 17% (9% volume decline and 8% price and mix) to £782 million, reflecting increased competition from generics and the transition of the Respiratory portfolio to newer products.  Relvar Ellipta, approved in Europe for both COPD and asthma, recorded sales of £55 million in the nine months while Anoro Ellipta recorded sales of £10 million.

Respiratory sales in the International region grew 3% to £1,171 million with Emerging Markets up 2% and Japan up 8%.  In Emerging Markets, sales of Seretide declined 3% to £345 million, while Ventolin grew 6% to £137 million.  In Japan, sales of Relvar Ellipta of £36 million, together with strong Avamys and Xyzal sales growth more than offset a 14% decline in Adoair sales.

Cardiovascular, metabolic and urology

Q3 2015 (£225 million; up 1%)
Sales in the category rose 1% to £225 million.  The Avodart franchise fell 5% to £176 million, with 9% growth in sales of Duodart/Jalyn more than offset by a 11% decline in sales of Avodart.  In the US, generic competition to Avodart started in October and generic competition to Jalyn is expected later in Q4 2015.  Sales of Prolia increased 50% to £11 million.

9 months 2015 (£685 million; down 1%)
Sales in the category of £685 million in the nine months were down 1% compared with last year.  The Avodart franchise fell 5% to £547 million, with 10% growth in sales of Duodart/Jalyn more than offset by a 10% decline in sales of Avodart.  Sales of Prolia rose 6% to £31 million.

Immuno-inflammation

Q3 2015 (£72 million; up 3%)
Immuno-inflammation sales grew 3% to £72 million.  Benlysta turnover in the quarter was £59 million, up 22%.  In the US, Benlysta sales were £53 million, up 23%.

9 months 2015 (£188 million; up 14%)
Immuno-inflammation sales grew 14% to £188 million.  Benlysta turnover in the first nine months was £166 million, up 25%.  In the US, Benlysta sales were £150 million, up 23%.

Other pharmaceuticals

Q3 2015 (£523 million; up 1%)
Sales in other therapy areas grew 1% to £523 million.  Dermatology sales declined 7% to £94 million, adversely affected by supply constraints, which also affected Augmentin sales, down 8% to £116 million.  Relenza sales more than doubled in the quarter to £15 million, partly driven by the timing of US CDC orders.  Sales of products for Rare diseases declined 7% to £91 million, despite including sales of Volibris which were up 3% compared with Q3 2014.

9 months 2015 (£1,590 million; down 5%)
Sales in other therapy areas fell 5% to £1,590 million in the nine months.  Augmentin sales were down 3% at £399 million and Dermatology sales declined 9% to £308 million both adversely affected by supply constraints.  Relenza sales were up 70% to £78 million driven by the timing of US CDC orders.  Sales of products for Rare diseases declined 5% to £276 million, primarily as a result of generic competition to Mepron in the US.

Established Products

Q3 2015 (£614 million; down 13%)
Established Products turnover fell 13% to £614 million with sales in the US down 21% to £160 million.  Lovaza sales fell 66% to £19 million.

Europe was down 10% to £115 million, with Serevent sales down 18% to £8 million.  International was down 11% to £339 million, with lower sales of Zeffix, down 28% to £30 million driven by China, and Seroxat/Paxil down 14% to £34 million.  Valtrex sales increased 42% to £33 million following the regaining of exclusivity in Canada until October 2015.

9 months 2015 (£1,919 million; down 13%)
Established Products turnover fell 13% to £1,919 million in the nine months.  Sales in the US were down 28% to £491 million, primarily reflecting a 65% fall in sales of Lovaza.

Europe was down 12% to £368 million, reflecting increased generic competition to a number of other products and a number of supply constraints.  International was down 6% to £1,060 million, primarily reflecting lower sales of Seroxat/Paxil, down 7% to £110 million due to generic competition in Japan, and of Zeffix down 22% to £98 million, partly offset by increased Valtrex sales, up 49% to £97 million following the regaining of exclusivity in Canada in late 2014.

HIV

Q3 2015 (£622 million; up 65%)
HIV sales increased 65% to £622 million in the quarter, with the US up 94%, Europe up 54% and International up 19%.  The growth in all three regions was driven by Triumeq and Tivicay.

The ongoing roll-out of both Triumeq and Tivicay resulted in sales of £211 million and £157 million, respectively, in the quarter.  Epzicom/Kivexa sales declined 9% to £175 million, but Selzentry sales grew 10% to £33 million.  There were continued declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 42% to £7 million, and Lexiva, down 19% to £18 million.

9 months 2015 (£1,627 million; up 56%)
Sales increased 56% to £1,627 million in the nine months, with the US up 83%, Europe up 45% and International up 18%.

Triumeq sales were £441 million in the nine months and Tivicay sales were £414 million.  Epzicom/Kivexa sales declined 2% to £536 million and Selzentry declined 7% to £94 million.  Combivir and Lexiva sales fell 41% and 19%, respectively.

Vaccines
	Q3 2015		Q3 2015	9 months 2015		9 months 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	526	42	22	983	27	12
Europe	308	31	14	806	21	8
International	347	22	3	905	11	(4)

	1,181	32	13	2,694	19	4

	Q3 2015		Q3 2015	9 months 2015		9 months 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Rotarix	120	19	19	319	11	11
Synflorix	108	18	18	245	-	-
Fluarix, FluLaval	190	46	46	201	39	39

Bexsero	41	-	>100	78	-	>100
Menveo	81	-	26	135	-	17

Boostrix	105	(3)	(3)	267	2	2
Infanrix, Pediarix	195	(5)	(5)	568	(5)	(5)
Hepatitis	142	(5)	(5)	406	(2)	(2)
Cervarix	25	(10)	(10)	71	(13)	(13)
Other	174	>100	13	404	74	(1)

	1,181	32	13	2,694	19	4

Q3 2015 (£1,181 million; up 32%)
Vaccines sales grew 32% to £1,181 million with the US up 42%, Europe up 31% and International up 22%.  The business benefited from the sales of the newly acquired products, primarily Bexsero and Menveo in Europe and the US.  The 13% pro-forma growth was primarily driven by strong Fluarix/FluLaval sales in the US due to improved supply and the accelerated switch to the Quadrivalent formulation, higher CDC orders primarily for Rotarix, and Synflorix in International.  The growth was partly offset by supply constraints in Hepatitis vaccines and a decline in Infanrix/Pediarix in the US reflecting a return of a competitor to the market in 2014.

In the US, sales grew 42% on a reported basis (22% on a pro-forma basis) to £526 million.  This was largely attributable to the improved supply and an accelerated delivery schedule of Fluarix/FluLaval Quadrivalent, up 59%, compared with Q3 2014.  A government contract delivered incremental Ixiaro sales while the timing of CDC orders drove Rotarix, up 57%, and the Hepatitis vaccines portfolio, up 9%.  These factors were partially offset by the comparison to Q3 2014 which benefited from an Infanrix/Pediarix CDC replenishment.  The newly acquired Meningitis portfolio added a combined £60 million to US sales, driven by the Bexsero launch and the timing of CDC orders for Menveo.

In Europe, sales grew 31% on a reported basis (14% on a pro-forma basis) to £308 million.  This growth primarily reflected increased sales in the Meningitis portfolio.  Bexsero growth came from gains in private market channels in several countries including Italy and Portugal, and in the UK following its inclusion in the NHS immunisation programme.  A strong Menveo performance reflected a tender win in the UK.  Growth in Germany was strong with Boostrix, the MMRV portfolio and Infanrix/Pediarix, all benefiting from better supply and a competitor supply shortage.  Growth in Europe was partly offset by a 9% decline in sales of Hepatitis A vaccines reflecting supply constraints.

In International, sales grew 22% on a reported basis (3% on a pro-forma basis) to £347 million.  The pro-forma performance reflected Synflorix growth, up 19%, driven by orders from Africa and Brazil.  International pro-forma growth was partially offset by Boostrix, down 48%, due to greater competitive pressures, particularly in Latin America, and lower sales of Hepatitis A vaccines, reflecting supply constraints.

9 months 2015 (£2,694 million; up 19%)
Vaccines sales grew 19% to £2,694 million with the US up 27%, Europe up 21% and International up 11%.  The business benefited from sales of the newly acquired products primarily Bexsero and Menveo in Europe and the US.  The 4% pro-forma growth was primarily driven by strong Fluarix/FluLaval sales in the US due to improved supply and the accelerated switch to the Quadrivalent formulation and higher CDC orders.  The growth was partly offset by supply constraints in Hepatitis vaccines and a decline in Infanrix/Pediarix sales, mainly in the US, reflecting the return to the market of a competitor in 2014.

In the US, sales grew 27% on a reported basis (12% on a pro-forma basis) to £983 million.  Growth was primarily driven by strong and accelerated Fluarix/FluLaval sales, up 54%, as well as growth in Hepatitis vaccines and Rotarix, which benefited from CDC stockpile replenishments.  This growth was partly offset by an Infanrix/Pediarix sales decline of 12% as a result of the return to the market of a competitor vaccine during 2014, combined with the benefit to 2014 of CDC stockpile replenishment.  The Meningitis portfolio added a combined £94 million to US sales, driven by the Bexsero launch and a CDC order for Menveo.

In Europe, sales grew 21% on a reported basis (8% on a pro-forma basis) to £806 million.  This growth primarily reflected increased sales in the Meningitis portfolio with Bexsero gaining in private markets in several countries including Italy, Germany and Portugal, and in the UK where it has been included in the NHS immunisation programme.  Menveo also delivered incremental sales as a result of a tender win in the UK.  Germany contributed strongly with the MMRV portfolio, Boostrix and Infanrix/Pediarix, all up due to better supply and a competitor supply shortage.  The growth in Europe was partly offset by a 7% decline in Hepatitis A sales due to supply constraints.

In International, sales grew by 11% on a reported basis, but declined 4% on a pro-forma basis, to £905 million.  Canada grew 30% due to improved supply and delivery of Fluarix/FluLaval.  Synflorix grew 1%, reflecting growth in Africa offset by more competitive pressures in Latin America.  Boostrix declined 38% due to greater competitive pressures in Latin America.  Hepatitis A sales were lower, reflecting supply constraints, and the newly acquired vaccines declined due to the phasing of shipments and higher trade inventory levels in the early part of the year.

Consumer Healthcare

Turnover	Q3 2015		Q3 2015	9 months 2015		9 months 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	360	61	18	1,050	58	26
Europe	481	87	1	1,315	69	4
International	735	37	6	2,101	25	2

Total	1,576	55	7	4,466	43	7

Turnover	Q3 2015		9 months 2015

	£m	Growth CER%	£m	Growth CER%

Wellness	813	>100	2,146	90
Oral health	460	9	1,407	10
Nutrition	172	7	519	5
Skin health	131	92	394	77

Total	1,576	55	4,466	43

Q3 2015 (£1,576 million; up 55%)
The Consumer Healthcare business represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare listed businesses in India and Nigeria, which are excluded from the Joint Venture.

Turnover grew 55% to £1,576 million, benefiting significantly from sales of the newly-acquired products.  On a pro-forma basis, growth was 7% (5% volume and 2% price), reflecting strong growth in the US following the launch of Flonase as well as globally strong growth in Sensodyne and Panadol.  Momentum from first half launches continued to drive innovation contribution, with sales from product introductions in the last three years representing approximately 13% of the quarter’s sales.

US sales grew 61% on a reported basis to £360 million, and 18% on a pro-forma basis, with Flonase contributing just over half of the growth for the quarter.  Theraflu recorded strong growth following the launch of a warming syrups range.  The quarter also benefited from the improved supply of denture care products and the re-launch of Nicorette lozenge together with the ongoing re-launches of Nicorette Minis and alli, which continued their recovery from supply shortages in 2014.

Sales in Europe grew 87% on a reported basis to £481 million and 1% pro-forma.  Sensodyne continued to report strong growth due to new advertising in key markets and the roll-out of Sensodyne True White in the UK, Sensodyne Repair and Protect in Germany and Sensodyne Mouthwash across a number of markets.  In Wellness, Voltaren continued to perform strongly, recording the highest ever market shares in Germany, Sweden, Poland and Italy, driven by a new advertising campaign.  This was substantially offset by unusually warm weather in Europe which delayed the start of seasonal cold and flu activities.

International sales of £735 million grew 37% on a reported basis and 6% pro-forma.  India continued to perform well with Horlicks reporting growth of 8% and Sensodyne delivering growth of 41% due to strong marketing campaigns.  Oral health sales in Japan grew 15% compared with a comparative period impacted by an increase in sales tax last year, with Sensodyne sustaining its position as Japan’s number one toothpaste brand.  Wellness sales began to recover as some markets started to return to growth following the negative impact of reducing channel inventories in the acquired consumer businesses.

9 months 2015 (£4,466 million; up 43%)
Turnover grew 43% to £4,466 million, benefiting significantly from the sales of the newly-acquired products included in the Joint Venture.  On a pro-forma basis, growth was 7% (5% volume and 2% price), primarily reflecting strong growth in the US following the launch of Flonase as well as double-digit growth in global Oral health sales, partly due to a recovery from supply disruptions in 2014.  Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 15% of sales, a high number in the period due to the Flonase switch to OTC earlier in the year.  Other key 2015 launches to date include Sensodyne Repair and Protect Whitening in the US and Germany, Voltaren 12 hour and the roll-out of Sensodyne Mouthwash.

US sales grew 58% on a reported basis to £1,050 million, and 26% on a pro-forma basis.  Flonase was the region’s principal growth driver.  Oral health sales continued to be driven by Sensodyne, up 13%, with the launch of Sensodyne Repair and Protect Whitening.  Excedrin grew 14% following the launch of the gel tablet format combined with momentum in the tension headache variant.  Nicorette Lozenge, Nicorette Mini lozenges and alli returned to the market but Tums supply was constrained.

Sales in Europe grew 69% on a reported basis to £1,315 million and grew 4% pro-forma.  Oral health products reported growth of 7%, reflecting strong performances from both Sensodyne and denture care products following an improved supply position compared with 2014, new advertising in key markets, and the roll out of new Sensodyne variants across the region.  Pain relief recorded a strong double-digit pro-forma performance, driven by Voltaren which benefited from new marketing campaigns, and recorded its highest market shares in many of the major European markets.

International sales of £2,101 million grew 25% on a reported basis and were up 2% pro-forma.  India reported double-digit growth with strong performances from Eno, Sensodyne and Horlicks.  Oral health sales grew 12% across the region with double-digit growth on all major brands.  Gastro-intestinal health sales grew 9%  driven by Eno in India and Brazil.  Overall Wellness growth was affected by a decline in Panadol sales in Australia, largely due to private label competition, which impacted the first half but started to stabilise during the third quarter.  Lower sales of Contac in China due to tighter regulations on products containing pseudoephedrine, as well as the negative impact of reducing channel inventories in the acquired consumer businesses, were also factors.  In Nutrition, Horlicks was up 4%, with strong sales growth in India of 9% as a result of new marketing campaigns, partly offset by some retailer destocking in South East Asia.

Sales from New Pharmaceutical and Vaccine products

	Q3 2015		Q3 2015	9 months 2015		9 months 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Respiratory
Relvar/Breo Ellipta	64	>100	>100	158	>100	>100
Anoro Ellipta	22	>100	>100	49	>100	>100
Arnuity	1	-	-	2	-	-
Incruse Ellipta	3	-	-	5	-	-

CVMU
Eperzan/Tanzeum	11	>100	>100	24	>100	>100

Global Pharmaceuticals	101	>100	>100	238	>100	>100

Tivicay	157	96	96	414	>100	>100
Triumeq	211	>100	>100	441	>100	>100

Pharmaceuticals	469	>100	>100	1,093	>100	>100

Bexsero	41	-	>100	78	-	>100
Menveo	81	-	26	135	-	17

Vaccines	122	-	68	213	-	63

Total	591	>100	>100	1,306	>100	>100

At its Investor day on 6 May 2015, GSK identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020.  Those products, plus current clinical pipeline assets, Nucala and Shingrix, are as set out above and, as a group are defined as New Pharmaceutical and Vaccine products.

Sales of New Pharmaceutical and Vaccine products were £591 million, grew £412 million pro-forma in Sterling terms, a rate in excess of 100% CER, in the quarter and represented approximately 13% of Pharmaceuticals and Vaccines turnover.

In the nine months, sales of New Pharmaceutical and Vaccine products were £1,306 million, grew £954 million pro-forma in Sterling terms, a rate in excess of 100% CER, and represented approximately 10% of Pharmaceuticals and Vaccines turnover.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns-based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  The R&D expenditure is analysed below.

	Q3 2015 £m	9 months 2015 £m	9 months 2014 £m

Discovery	167	554	529
Development	277	844	962
Facilities and central support functions	102	301	345

Pharmaceuticals R&D	546	1,699	1,836
Vaccines	123	371	338
Consumer Healthcare	61	180	118

Core R&D	730	2,250	2,292
Amortisation and impairment of intangible assets	23	71	115
Major restructuring costs	63	150	14
Acquisition accounting and other	11	35	50

Total R&D	827	2,506	2,471

Pipeline of GSK’s Phase II/III assets

Listed below is our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  The table comprises the ~40 NMEs in Phase II/III clinical development, plus significant line extensions in Phase III.

Since the Q2 2015 Results Announcement, the following pipeline milestones have been achieved:

•	Announced publication of the Volibris AMBITION study results in NEJM (26 August);
•	Announced results of the Breo SUMMIT study which did not reach statistical significance for the primary endpoint of mortality (8 September);
•	Announced results of the STRIIVING study showing that switching to once daily Triumeq maintains viral suppression (23 September);
•	Announced intention to file a sJNDA in Japan for Relvar Ellipta for the treatment of COPD (24 September);
•	Announced CHMP positive opinion for Nucala (mepolizumab) in severe asthma (24 September);
•	Announced Japanese approval of Zagallo (dutasteride) for alopecia (24 September);
•	Announced post-hoc analysis showing patients with moderate-to-severe COPD on Anoro Ellipta had a reduced risk of deterioration compared to patients on tiotropium or placebo (27 September);
•	Announced positive data comparing Incruse Ellipta to tiotropium and glycopyrronium in patients with COPD (20 October);
•	Announced CHMP positive opinion to expand the indication for Volibris to include use in combination for patients with PAH (23 October);
•	Announced data from Phase III ZOE70 study of Shingrix demonstrating 90% efficacy against shingles in people 70 years of age and over (27 October);
•	Announced data from AUSTRI study of LABA safety in patients with asthma (27 October);
•	Announced data from an interim review from Part A of LATITUDE study of Iosmapimod in ACS that did not support investment in the larger Part B of the study (27 October).

Respiratory		Phase
‘277 (TNFR1 domain antibody)	Acute lung injury	Ph II
‘081 (MABA)	COPD	Ph II
danirixin (CXCR2 chemokine receptor antagonist)	COPD	Ph II
‘557 (PI3K inhibitor)	COPD & asthma	Ph II
‘035 (toll-like receptor 7 agonist)	Asthma	Ph II
‘881 (recombinant human angiotensin converting enzyme 2)	Acute lung injury	Ph II
Nucala (mepolizumab)	Severe eosinophilic asthma	Filed (US & EU) Nov 2014
	COPD	Ph III
FF+UMEC+VI	COPD	Ph III
HIV/Infectious Diseases		Phase
cabotegravir (HIV integrase inhibitor)	HIV treatment and pre-exposure prophylaxis	Ph II
gepotidacin (type 2 topoisomerase inhibitor)	Bacterial infections	Ph II
tafenoquine (8-aminoquinoline)	Plasmodium vivax malaria	Ph III
dolutegravir+ rilpivirine (HIV integrase inhibitor + NNRTI)	HIV infection - two drug maintenance regimen	Ph III
Immuno-inflammation		Phase
‘165 (granulocyte macrophage colony-stimulating factor monoclonal antibody)	Rheumatoid arthritis	Ph II
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III
sirukumab (IL6 human monoclonal antibody)	Rheumatoid arthritis	Ph III
Oncology		Phase
‘794 (NY-ESO-1 T-cell receptor)1	Cancer	Ph II
tarextumab (Anti-Notch 2/3 Mab)2	Cancer	Ph II
Vaccines		Phase
Shigella	Shigella diarrhea prophylaxis	Ph II
RSV	Respiratory syncytial virus prophylaxis (maternal immunisation)	Ph II
Group B Streptococcus	Group B Streptococcus prophylaxis (maternal immunisation)	Ph II
Pseudomonas3	Prevention of Pseudomonas infection	Ph II
S. pneumoniae next generation	Streptococcus pneumoniae disease prophylaxis	Ph II
Men ABCWY	Meningococcal A,B,C,W,Y disease prophylaxis	Ph II
Malaria next generation	Malaria prophylaxis (Plasmodium falciparum)	Ph II
Tuberculosis	Tuberculosis prophylaxis	Ph II
Hepatitis C	Hepatitis C virus prophylaxis	Ph II
COPD	non-typeable Haemophilus influenzae and Moraxella catarrhalis prophylaxis	Ph II
MMR	Measles, mumps and rubella prophylaxis	Ph III (US)
Ebola	Ebola Zaire virus	Ph III
Shingrix	Shingles prophylaxis	Ph III
Mosquirix (RTS,S)	Malaria prophylaxis	Filed (EU) July 2014
Rare diseases		Phase
‘852 + ‘698 (SAP monoclonal antibody + SAP depleter (CPHPC))	Amyloidosis	Ph II
‘274 (ex-vivo stem cell gene therapy)	Metachromatic leukodystrophy	Ph II
‘275 (ex-vivo stem cell gene therapy)	Wiscott-Aldrich syndrome	Ph II
‘273 (ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	Filed (EU) May 2015 US: Ph II/III
‘728 (antisense oligonucleotide)4	Transthyretin amyloidosis	Ph III
Other Pharmaceuticals
Metabolic		Phase
otelixizumab (CD3 monoclonal antibody)	New Onset Type I Diabetes	Ph II
‘863 (prolyl hydroxylase inhibitor)	Anaemia associated with chronic renal disease	Ph II
‘672 (ileal bile acid transport inhibitor)	Cholestatic pruritis	Ph II
camicinal (motilin receptor agonist)	Delayed gastric emptying	Ph II
retosiban (oxytocin antagonist)	Threatened pre-term labour	Ph III
Dermatology		Phase
‘512 (non-steroidal anti-inflammatory)	Atopic dermatitis & psoriasis	Ph II
Toctino	Chronic hand eczema	Ph III (US)
Neurosciences		Phase
rilapladib (Lp-PLA2 inhibitor)	Alzheimer's disease	Ph II
‘776 (beta amyloid monoclonal antibody)	Geographic retinal atrophy/Alzheimer's disease	Ph II

1	Option-based alliance with Adaptimmune Ltd.
2	Option-based alliance with OncoMed Pharmaceuticals
3	Option-based alliance with Valneva
4	Option-based alliance with ISIS Pharmaceuticals

Definitions

Core results
Total reported results represent the Group’s overall performance.  However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance.  As a result, GSK also reports core results.

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments for material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income, and other items, together with the tax effects of all of these items.

GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders.  The definition of core results, as set out above, also aligns the Group’s results with the majority of its peer companies and how they report earnings.

Reconciliations between total and core results, as set out on pages 14 and 48 to 51, including detailed breakdowns of the key non-core items, are provided to shareholders to ensure greater visibility and transparency as they assess the Group’s performance.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Pro-forma growth
The Novartis transaction completed on 2 March 2015 and so GSK’s reported results include the results of the former Novartis Vaccines and Consumer Healthcare businesses and exclude the results of the former GSK Oncology products, both from 2 March.  Pro-forma growth rates are calculated comparing reported turnover for Q3 2015 or the nine months to September 2015 with the turnover for Q3 2014 or the nine months to September 2014 adjusted to include the equivalent results of the former Novartis Vaccines and Consumer Healthcare businesses and to exclude the results of the former GSK Oncology products from 2 March 2014.

Full-year 2014 pro-forma results
Pro-forma results for the full-year 2014, where provided, include the following major adjustments: (i) the exclusion of Oncology, (ii) the inclusion of 12 months of the acquired Novartis Consumer and Vaccines businesses, (iii) reallocation of most corporate costs to more accurately reflect the profitability of each segment and (iv) the reallocation of divestments required to Corporate and other unallocated costs.  Pro-forma 2014 Corporate and other unallocated operating profit includes a structural benefit of £219 million realised in Q3 2014.  See “Cautionary statement regarding unaudited pro-forma financial information” on page 31.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook assumptions and cautionary statements

Assumptions related to 2016-2020 outlook
In outlining the expectations for the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair.  The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance.  The Group assumes no premature loss of exclusivity for other key products over the period.  The Group’s expectation of at least £6 billion of revenues per annum on a CER basis by 2020 from products launched in the last three years includes contributions from current pipeline assets Nucala and Shingrix.  The Group also expects volume demand for its products to increase, particularly in Emerging Markets.

The assumptions for the Group’s revenue and earnings expectations assume no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare or Consumer Healthcare.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020.  Material costs for investment in new product launches and R&D have been factored into the expectations given.  The expectations are given on a constant currency basis and assume no material change to the Group’s effective tax rate.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions.  However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macroeconomic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”.  Forward-looking statements give the Group’s current expectations or forecasts of future events.  An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.  They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.  In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.  Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures.  Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate.  The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement.  Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk factors’ in the Group’s Annual Report on Form 20-F for 2014 and those discussed in Part 2 of the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.  Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding unaudited pro-forma financial information
The unaudited pro-forma financial information in this release has been prepared to illustrate the effect of (i) the disposal of the Oncology assets, (ii) the Consumer Healthcare Joint Venture (i.e. the acquisition of the Novartis OTC Business), and (iii) the acquisition of the Vaccines business (which excludes the Novartis influenza vaccines business) on the results of the Group as if they had taken place as at 1 January 2014.

The unaudited pro-forma financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and, therefore, does not represent the Group’s actual financial position or results.  The unaudited pro-forma financial information does not purport to represent what the Group’s financial position actually would have been if the disposal of the Oncology assets, the Consumer Healthcare Joint Venture and the Vaccines acquisition had been completed on the dates indicated; nor does it purport to represent the financial condition at any future date.  In addition to the matters noted above, the unaudited pro-forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with the Oncology disposal, the Consumer Healthcare Joint Venture and the Vaccines acquisition.

The unaudited pro-forma financial information does not constitute financial statements within the meaning of Section 434 of the Companies Act 2006.  The unaudited pro-forma financial information in this release should be read in conjunction with the financial statements included in (i) the Group’s Q3 2015 earnings report dated 28 October 2015 and furnished to the SEC on Form 6-K, (ii) the Group’s Annual Report on Form 20-F for 2014 and (iii) the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Jenni Ligday	+1 202 715 1049	(Washington)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	Q3 2015 £m	Q3 2014 £m	9 months 2015 £m	9 months 2014 £m

TURNOVER	6,127	5,646	17,637	16,820

Cost of sales	(2,204)	(1,829)	(6,312)	(5,294)

Gross profit	3,923	3,817	11,325	11,526

Selling, general and administration	(1,968)	(2,013)	(6,734)	(6,039)
Research and development	(827)	(803)	(2,506)	(2,471)
Royalty income	99	101	238	243
Other operating income/(expense)	(202)	(399)	8,253	(353)

OPERATING PROFIT	1,025	703	10,576	2,906

Finance income	19	14	63	50
Finance expense	(173)	(179)	(558)	(538)
(Loss)/profit on disposal of associates	(2)	-	842	-
Share of after tax (losses)/profits of associates and joint ventures	(2)	10	19	19

PROFIT BEFORE TAXATION	867	548	10,942	2,437

Taxation	(220)	(163)	(2,142)	(631)
Tax rate %	25.4%	29.7%	19.6%	25.9%

PROFIT AFTER TAXATION FOR THE PERIOD	647	385	8,800	1,806

Profit/(loss) attributable to non-controlling interests	109	(16)	24	83
Profit attributable to shareholders	538	401	8,776	1,723

	647	385	8,800	1,806

EARNINGS PER SHARE	11.1p	8.3p	181.7p	35.8p

Diluted earnings per share	11.0p	8.2p	180.1p	35.3p

Statement of comprehensive income

	Q3 2015 £m	Q3 2014 £m

Profit for the period	647	385

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(88)	(222)
Reclassification on liquidation of overseas subsidiaries	-	(219)
Fair value movements on available-for-sale investments	(127)	(220)
Reclassification of fair value movements on available-for-sale investments	(68)	(3)
Deferred tax on fair value movements on available-for-sale investments	(38)	5
Deferred tax reversed on reclassification of available-for-sale investments	27	1
Fair value movements on cash flow hedges	11	5
Deferred tax on fair value movements on cash flow hedges	(2)	-
Reclassification of cash flow hedges to income statement	(6)	(3)
Share of other comprehensive income of associates and joint ventures	-	5

	(291)	(651)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	5	14
Remeasurement (losses)/gains on defined benefit plans	(594)	1
Deferred tax on remeasurement (losses)/gains on defined benefit plans	146	15

	(443)	30

Other comprehensive expense for the period	(734)	(621)

Total comprehensive expense for the period	(87)	(236)

Total comprehensive expense for the period attributable to:
Shareholders	(201)	(234)
Non-controlling interests	114	(2)

	(87)	(236)

Statement of comprehensive income

	9 months 2015 £m	9 months 2014 £m

Profit for the period	8,800	1,806

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(489)	(309)
Reclassification on liquidation of overseas subsidiaries	-	(219)
Fair value movements on available-for-sale investments	75	(145)
Reclassification of fair value movements on available-for-sale investments	(340)	(7)
Deferred tax on fair value movements on available-for-sale investments	(73)	(9)
Deferred tax reversed on reclassification of available-for-sale investments	30	3
Fair value movements on cash flow hedges	(1)	2
Reclassification of cash flow hedges to income statement	4	(1)
Share of other comprehensive (expense)/income of associates and joint ventures	(77)	18

	(871)	(667)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(1)	9
Remeasurement losses on defined benefit plans	(388)	(146)
Deferred tax on remeasurement losses on defined benefit plans	76	55

	(313)	(82)

Other comprehensive expense for the period	(1,184)	(749)

Total comprehensive income for the period	7,616	1,057

Total comprehensive income for the period attributable to:
Shareholders	7,593	965
Non-controlling interests	23	92

	7,616	1,057

Pharmaceuticals and Vaccines turnover
Three months ended 30 September 2015

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	1,272	(9)	615	(10)	313	(13)	344	(2)
Anoro Ellipta	22	>100	14	-	5	-	3	>100
Avamys/Veramyst	46	(2)	5	(38)	12	8	29	3
Flixotide/Flovent	144	(4)	91	(8)	19	(5)	34	5
Relvar/Breo Ellipta	64	>100	27	>100	20	>100	17	>100
Seretide/Advair	794	(19)	397	(18)	224	(23)	173	(13)
Ventolin	152	(3)	78	(7)	26	-	48	-
Other	50	4	3	100	7	33	40	(2)

Cardiovascular, metabolic and urology (CVMU)	225	1	87	(4)	67	4	71	3
Avodart	176	(5)	49	(24)	66	1	61	5
Other	49	33	38	46	1	>100	10	(9)

Immuno-inflammation	72	3	66	-	4	33	2	100
Benlysta	59	22	53	23	4	33	2	-
Other	13	(40)	13	(43)	-	-	-	-

Oncology	12	(96)	1	(100)	1	(100)	10	(81)

Other pharmaceuticals	523	1	41	6	138	6	344	(1)
Dermatology	94	(7)	6	(54)	32	13	56	(6)
Augmentin	116	(8)	-	(100)	37	(2)	79	(10)
Other anti-bacterials	45	7	1	-	10	-	34	9
Rare diseases	91	(7)	14	(20)	29	(9)	48	(2)
Other	177	19	20	>100	30	35	127	6

Innovative Pharmaceuticals	2,104	(16)	810	(21)	523	(20)	771	(7)

Established Products	614	(13)	160	(21)	115	(10)	339	(11)
Coreg	33	15	33	15	-	-	-	-
Hepsera	13	(37)	-	-	-	-	13	(37)
Imigran/Imitrex	36	(3)	15	(7)	14	-	7	-
Lamictal	133	(1)	66	(3)	25	4	42	-
Lovaza	19	(66)	19	(66)	-	-	-	-
Requip	23	(4)	2	100	6	(30)	15	6
Serevent	21	(22)	9	(25)	8	(18)	4	(25)
Seroxat/Paxil	43	(10)	-	-	9	11	34	(14)
Valtrex	43	31	5	-	5	17	33	42
Zeffix	33	(24)	1	-	2	-	30	(28)
Other	217	(17)	10	(42)	46	(20)	161	(14)

Global Pharmaceuticals	2,718	(15)	970	(21)	638	(19)	1,110	(8)

HIV	622	65	358	94	185	54	79	19
Combivir	7	(42)	2	(3)	2	(49)	3	(54)
Epzicom/Kivexa	175	(9)	71	(9)	71	(6)	33	(16)
Lexiva/Agenerase	18	(19)	11	(16)	3	(33)	4	(14)
Selzentry	33	10	15	6	12	(7)	6	>100
Tivicay	157	96	107	82	37	>100	13	71
Triumeq	211	>100	142	>100	54	>100	15	>100
Trizivir	6	(22)	4	(3)	3	(36)	(1)	11
Other	15	(6)	6	17	3	50	6	(38)

Pharmaceuticals	3,340	(7)	1,328	(6)	823	(9)	1,189	(7)

Vaccines	1,181	32	526	42	308	31	347	22
Bexsero	41	-	9	-	28	-	4	-
Boostrix	105	(3)	67	-	27	30	11	(48)
Cervarix	25	(10)	1	(100)	8	(18)	16	12
Fluarix, FluLaval	190	46	163	59	13	(6)	14	17
Hepatitis	142	(5)	83	9	36	(15)	23	(18)
Infanrix, Pediarix	195	(5)	81	(12)	84	5	30	(12)
Menveo	81	-	51	-	14	-	16	-
Rabipur/Rabivert	25	-	12	-	6	-	7	-
Rotarix	120	19	49	57	16	6	55	4
Synflorix	108	18	-	-	13	8	95	19
Other	149	86	10	-	63	63	76	79

	4,521	1	1,854	4	1,131	(1)	1,536	(1)

Pharmaceuticals and Vaccines turnover
Nine months ended 30 September 2015

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	4,147	(8)	1,902	(15)	1,074	(8)	1,171	3
Anoro Ellipta	49	>100	35	>100	10	-	4	>100
Avamys/Veramyst	176	5	18	(26)	51	4	107	13
Flixotide/Flovent	456	(13)	274	(22)	68	-	114	4
Relvar/Breo Ellipta	158	>100	60	>100	55	>100	43	>100
Seretide/Advair	2,652	(15)	1,273	(19)	782	(17)	597	(6)
Ventolin	473	(4)	237	(10)	86	2	150	4
Other	183	5	5	>100	22	5	156	2

Cardiovascular, metabolic and urology (CVMU)	685	(1)	272	(3)	201	-	212	1
Avodart	547	(5)	171	(15)	198	3	178	(3)
Other	138	19	101	28	3	(67)	34	32

Immuno-inflammation	188	14	172	12	11	33	5	67
Benlysta	166	25	150	23	11	33	5	67
Other	22	(31)	22	(31)	-	-	-	-

Oncology	247	(71)	92	(77)	70	(76)	85	(55)

Other pharmaceuticals	1,590	(5)	144	22	425	-	1,021	(9)
Dermatology	308	(9)	28	(27)	103	(3)	177	(9)
Augmentin	399	(3)	-	(100)	125	(3)	274	(2)
Other anti-bacterials	134	(10)	4	-	38	(7)	92	(12)
Rare diseases	276	(5)	37	(29)	91	(2)	148	-
Other	473	(1)	75	>100	68	17	330	(16)

Innovative Pharmaceuticals	6,857	(13)	2,582	(19)	1,781	(15)	2,494	(6)

Established Products	1,919	(13)	491	(28)	368	(12)	1,060	(6)
Coreg	89	(7)	89	(7)	-	-	-	-
Hepsera	53	(19)	-	-	-	-	53	(19)
Imigran/Imitrex	120	(4)	60	(5)	40	(4)	20	-
Lamictal	392	1	196	(1)	71	(3)	125	6
Lovaza	71	(65)	71	(65)	-	-	-	-
Requip	68	(10)	3	(40)	20	(28)	45	7
Serevent	68	(15)	30	(7)	27	(22)	11	(15)
Seroxat/Paxil	129	(12)	(7)	-	26	(10)	110	(7)
Valtrex	131	27	16	(21)	18	(5)	97	49
Zeffix	105	(20)	2	-	5	-	98	(22)
Other	693	(15)	31	(56)	161	(16)	501	(10)

Global Pharmaceuticals	8,776	(13)	3,073	(20)	2,149	(14)	3,554	(6)

HIV	1,627	56	895	83	511	45	221	18
Combivir	26	(41)	8	(8)	7	(49)	11	(49)
Epzicom/Kivexa	536	(2)	198	(9)	233	2	105	1
Lexiva/Agenerase	52	(19)	31	(19)	10	(32)	11	(3)
Selzentry	94	(7)	44	1	37	(8)	13	(22)
Tivicay	414	>100	274	96	103	>100	37	>100
Triumeq	441	>100	313	>100	103	>100	25	>100
Trizivir	20	(22)	8	(5)	11	(30)	1	(16)
Other	44	(18)	19	(29)	7	(13)	18	5

Pharmaceuticals	10,403	(7)	3,968	(9)	2,660	(7)	3,775	(5)

Vaccines	2,694	19	983	27	806	21	905	11
Bexsero	78	-	11	-	58	-	9	-
Boostrix	267	2	156	6	75	30	36	(38)
Cervarix	71	(13)	3	(60)	27	(17)	41	(4)
Fluarix, FluLaval	201	39	162	54	13	-	26	4
Hepatitis	406	(2)	205	11	114	(12)	87	(11)
Infanrix, Pediarix	568	(5)	214	(12)	242	(3)	112	2
Menveo	135	-	83	-	22	-	30	-
Rabipur/Rabivert	45	-	20	-	13	-	12	-
Rotarix	319	11	111	29	48	4	160	5
Synflorix	245	-	-	-	30	(3)	215	1
Other	359	56	18	>100	164	53	177	47

	13,097	(2)	4,951	(3)	3,466	(2)	4,680	(2)

Balance sheet

	30 September 2015 £m	30 September 2014 £m	31 December 2014 £m
ASSETS
Non-current assets
Property, plant and equipment	9,595	8,828	9,052
Goodwill	5,165	3,733	3,724
Other intangible assets	16,668	8,370	8,320
Investments in associates and joint ventures	213	328	340
Other investments	1,123	1,068	1,114
Deferred tax assets	2,687	2,226	2,688
Other non-current assets	688	889	735

Total non-current assets	36,139	25,442	25,973

Current assets
Inventories	4,854	4,274	4,231
Current tax recoverable	84	114	138
Trade and other receivables	5,908	5,071	4,600
Derivative financial instruments	118	213	146
Liquid investments	71	67	69
Cash and cash equivalents	5,908	4,104	4,338
Assets held for sale	38	1,018	1,156

Total current assets	16,981	14,861	14,678

TOTAL ASSETS	53,120	40,303	40,651

LIABILITIES
Current liabilities
Short-term borrowings	(1,422)	(5,340)	(2,943)
Trade and other payables	(8,514)	(7,541)	(7,958)
Derivative financial instruments	(105)	(246)	(404)
Current tax payable	(1,597)	(1,284)	(945)
Short-term provisions	(1,112)	(859)	(1,045)

Total current liabilities	(12,750)	(15,270)	(13,295)

Non-current liabilities
Long-term borrowings	(15,108)	(13,619)	(15,841)
Deferred tax liabilities	(1,703)	(633)	(445)
Pensions and other post-employment benefits	(3,654)	(2,384)	(3,179)
Other provisions	(547)	(551)	(545)
Derivative financial instruments	-	(24)	(9)
Other non-current liabilities	(10,027)	(2,072)	(2,401)

Total non-current liabilities	(31,039)	(19,283)	(22,420)

TOTAL LIABILITIES	(43,789)	(34,553)	(35,715)

NET ASSETS	9,331	5,750	4,936

EQUITY
Share capital	1,340	1,338	1,339
Share premium account	2,795	2,717	2,759
Retained earnings	(677)	(1,190)	(2,074)
Other reserves	1,973	2,178	2,239

Shareholders’ equity	5,431	5,043	4,263

Non-controlling interests	3,900	707	673

TOTAL EQUITY	9,331	5,750	4,936

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2015	1,339	2,759	(2,074)	2,239	4,263	673	4,936

Profit for the period			8,776		8,776	24	8,800
Other comprehensive expense for the period			(881)	(302)	(1,183)	(1)	(1,184)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			7,895	(302)	7,593	23	7,616
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(234)	(234)
Dividends to shareholders			(2,986)		(2,986)		(2,986)
Gain on transfer of net assets into Consumer Healthcare Joint Venture			2,794		2,794		2,794
Consumer Healthcare Joint Venture put option			(6,204)		(6,204)		(6,204)
Changes in non-controlling interests					-	3,438	3,438
Loss on transfer of equity investment to investment in associate				(228)	(228)		(228)
Shares issued	1	36			37		37
Shares acquired by ESOP Trusts				(93)	(93)		(93)
Write-down on shares held by ESOP Trusts			(129)	129	-		-
Share-based incentive plans			255		255		255
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2015	1,340	2,795	(677)	1,973	5,431	3,900	9,331
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2014	1,336	2,595	913	2,153	6,997	815	7,812

Profit for the period			1,723		1,723	83	1,806
Other comprehensive (expense)/income for the period			(602)	(156)	(758)	9	(749)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			1,121	(156)	965	92	1,057
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(170)	(170)
Dividends to shareholders			(2,925)		(2,925)		(2,925)
Changes in non-controlling interests			(52)		(52)	(30)	(82)
Shares issued	2	122			124		124
Forward contract relating to non-controlling interest				21	21		21
Ordinary shares purchased and held as Treasury shares			(238)		(238)		(238)
Shares acquired by ESOP Trusts				(90)	(90)		(90)
Write-down on shares held by ESOP Trusts			(250)	250	-		-
Share-based incentive plans			241		241		241
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2014	1,338	2,717	(1,190)	2,178	5,043	707	5,750
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Nine months ended 30 September 2015

	9 months 2015 £m	9 months 2014 £m

Profit after tax	8,800	1,806
Tax on profits	2,142	631
Share of after tax profits of associates and joint ventures	(19)	(19)
Profit on disposal of interest in associates	(842)	-
Net finance expense	495	488
Profit on disposal of Oncology business	(9,233)	-
Depreciation and other adjusting items	1,346	1,329
Increase in working capital	(1,075)	(599)
Increase in other net liabilities	905	145

Cash generated from operations	2,519	3,781
Taxation paid	(1,451)	(815)

Net cash inflow from operating activities	1,068	2,966

Cash flow from investing activities
Purchase of property, plant and equipment	(846)	(774)
Proceeds from sale of property, plant and equipment	44	24
Purchase of intangible assets	(377)	(391)
Proceeds from sale of intangible assets	-	256
Purchase of equity investments	(65)	(54)
Proceeds from sale of equity investments	342	27
Purchase of businesses, net of cash acquired	(3,504)	(28)
Disposal of businesses	10,253	194
Investment in associates and joint ventures	(14)	(4)
Proceeds from disposal of associates and joint ventures	564	-
Interest received	60	46
Dividends from associates and joint ventures	5	5

Net cash inflow/(outflow) from investing activities	6,462	(699)

Cash flow from financing activities
Issue of share capital	37	124
Shares acquired by ESOP Trusts	(93)	(90)
Shares purchased and held as Treasury shares	-	(238)
Purchase of non-controlling interests	-	(668)
(Repayment of)/increase in short-term loans	(2,407)	708
Net repayment of obligations under finance leases	(18)	(17)
Interest paid	(428)	(413)
Dividends paid to shareholders	(2,986)	(2,925)
Distributions to non-controlling interests	(234)	(170)
Other financing items	(8)	(33)

Net cash outflow from financing activities	(6,137)	(3,722)

Increase/(decrease) in cash and bank overdrafts in the period	1,393	(1,455)

Cash and bank overdrafts at beginning of the period	4,028	5,231
Exchange adjustments	5	23
Increase/(decrease) in cash and bank overdrafts	1,393	(1,455)

Cash and bank overdrafts at end of the period	5,426	3,799

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	5,908	4,104
Overdrafts	(482)	(305)

	5,426	3,799

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  The completion of the Novartis transaction on 2 March 2015 has changed the balance of the Group and GSK has changed its segment reporting to reflect this.  With effect from 1 January 2015, GSK is reporting results under five segments: Global Pharmaceuticals, ViiV Healthcare, Pharmaceuticals R&D, Vaccines and Consumer Healthcare and individual members of the CET are responsible for each segment.  Comparative information has been restated accordingly.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

The Pharmaceuticals R&D segment is the responsibility of the Head of Research & Development and is reported as a separate segment.

Corporate and other unallocated costs include the results of several Vaccines and Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment
	Q3 2015 £m	Q3 2014 (restated) £m	Growth CER%

Global Pharmaceuticals	2,718	3,273	(15)
ViiV Healthcare	622	373	65

Pharmaceuticals	3,340	3,646	(7)
Vaccines	1,181	910	32
Consumer Healthcare	1,576	1,064	55

Segment turnover	6,097	5,620	11
Corporate and other unallocated turnover	30	26	27

Total turnover	6,127	5,646	11

Operating profit by segment
	Q3 2015 £m	Q3 2014 (restated) £m	Growth CER%

Global Pharmaceuticals	1,116	1,498	(23)
ViiV Healthcare	466	246	88
Pharmaceuticals R&D	(503)	(557)	(13)

Pharmaceuticals	1,079	1,187	(5)
Vaccines	464	328	30
Consumer Healthcare	210	135	92

Segment profit	1,753	1,650	10
Corporate and other unallocated costs	(35)	237

Core operating profit	1,718	1,887	(5)
Non-core items	(693)	(1,184)

Total operating profit	1,025	703	54

Finance income	19	14
Finance costs	(173)	(179)
Loss on disposal of associates	(2)	-
Share of after tax (losses)/profits of associates and joint ventures	(2)	10

Profit before taxation	867	548	70

Turnover by segment
	9 months 2015 £m	9 months 2014 (restated) £m	Growth CER%

Global Pharmaceuticals	8,776	10,194	(13)
ViiV Healthcare	1,627	1,036	56

Pharmaceuticals	10,403	11,230	(7)
Vaccines	2,694	2,320	19
Consumer Healthcare	4,466	3,206	43

Segment turnover	17,563	16,756	6
Corporate and other unallocated turnover	74	64	28

Total turnover	17,637	16,820	6

Operating profit by segment
	9 months 2015 £m	9 months 2014 (restated) £m	Growth CER%

Global Pharmaceuticals	3,584	4,590	(21)
ViiV Healthcare	1,197	675	76
Pharmaceuticals R&D	(1,593)	(1,688)	(9)

Pharmaceuticals	3,188	3,577	(8)
Vaccines	802	786	(6)
Consumer Healthcare	500	363	64

Segment profit	4,490	4,726	(2)
Corporate and other unallocated costs	(118)	98

Core operating profit	4,372	4,824	(6)
Non-core items	6,204	(1,918)

Total operating profit	10,576	2,906	>100

Finance income	63	50
Finance costs	(558)	(538)
Profit on disposal of associates	842	-
Share of after tax profits of associates and joint ventures	19	19

Profit before taxation	10,942	2,437	>100

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2014, as updated by the Legal matters section of the Results Announcements for Q2 2015.

At 30 September 2015, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.4 billion.  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant legal developments since the quarter ended 30 June 2015.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

There have been no material changes to historical tax matters since the publication of the Annual Report.  Issues in relation to taxation are described in the ‘Taxation’ note in the Annual Report 2014.  The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In the quarter, tax on core profits amounted to £314 million and represented an effective core tax rate of 20.0% (Q3 2014: 20.0%).  The charge for taxation on total profits amounted to £220 million and represented an effective tax rate of 25.4% (Q3 2014: 29.7%).

In the nine months to September 2015, tax on core profits amounted to £778 million and represented an effective core tax rate of 20.0% (2014: 21.2%).  The charge for taxation on total profits amounted to £2,142 million and represented an effective tax rate of 19.6% (2014: 25.9%).

The core tax rate for the full year is also expected to be around 20%.  The Group’s balance sheet at 30 September 2015 included a tax payable liability of £1,597 million, which includes the remaining taxation payable on the Oncology disposal, and a tax recoverable asset of £84 million.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2015, and should be read in conjunction with the Annual Report 2014, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2014, except that an amendment to IAS 19 ‘Defined benefit plans: Employee contributions’ has been implemented from 1 January 2015.  This revision has not had a material impact on the results or financial position of the Group.

In addition, the segment information for 2014 has been restated to reflect changes made to segments in 2015 as set out under ‘Segment information’ above.

The Group has reviewed its accounting treatment for external commercialisation and development of R&D assets.  For assets where the Group has no ongoing involvement, the Group will treat the asset as a disposal and profits will be reported as a non-core item.  For assets where the Group will have on-going involvement, proceeds, including milestone income, will be reported within core results.

For the proposed divestment of ofatumumab, which was announced on 21 August 2015, the Group now intends to treat income generated from the proposed divestment as non-core.  The timing for completion of this transaction is expected Q4 2015/Q1 2016.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The full Group accounts for 2014 were published in the Annual Report 2014, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2015	Q3 2014	9 months 2015	9 months 2014	2014

Average rates:
US$/£	1.53	1.67	1.53	1.67	1.65
Euro/£	1.39	1.25	1.37	1.23	1.24
Yen/£	187	175	185	173	175

Period-end rates:
US$/£	1.51	1.62	1.51	1.62	1.56
Euro/£	1.36	1.28	1.36	1.28	1.29
Yen/£	181	178	181	178	187

During Q3 2015, average sterling exchange rates were stronger against the Euro and the Yen, but weaker against the US Dollar, compared with the same period in 2014.  Similarly, during the nine months ended 30 September 2015, average sterling exchange rates were stronger against the Euro and the Yen, but weaker against the US Dollar compared with the same period in 2014.  Period-end sterling exchange rates were also stronger against the Euro and the Yen, but weaker against the US Dollar.

Weighted average number of shares
	Q3 2015 millions	Q3 2014 millions

Weighted average number of shares – basic	4,835	4,807
Dilutive effect of share options and share awards	42	58

Weighted average number of shares – diluted	4,877	4,865

	9 months 2015 millions	9 months 2014 millions

Weighted average number of shares – basic	4,829	4,807
Dilutive effect of share options and share awards	44	77

Weighted average number of shares – diluted	4,873	4,884

At 30 September 2015, 4,836 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,808 million shares at 30 September 2014.

Net assets
The book value of net assets increased by £4,395 million from £4,936 million at 31 December 2014 to £9,331 million at 30 September 2015.  This primarily reflects the impact of both operating profits and business and asset disposal profits, partly offset by the remeasurement of the ViiV Healthcare contingent consideration, the Consumer Healthcare acquisition and the dividends paid in the period.

The carrying value of investments in associates and joint ventures at 30 September 2015 was £213 million, with a market value of £253 million.  Assets held for sale amounted to £38 million at 30 September 2015 (31 December 2014: £1,156 million).  The decrease in the period primarily reflected the realisation of the assets sold to Novartis.

At 30 September 2015, the net deficit on the Group’s pension plans was £2,282 million compared with £1,689 million at 31 December 2014.  The increase in the net deficit primarily arose from a decrease in the valuations of UK and US assets and an increase in the UK inflation rate from 3% to 3.2%, together with the impact of the Novartis transaction, partly offset by increases in the rates used to discount UK pension liabilities from 3.6% to 3.8%, and US pension liabilities from 3.8% to 4.2%.

At 30 September 2015, the post-retirement benefits provision was £1,353 million compared with £1,397 million at 31 December 2014.  The decrease in the provision arose from the increase in the rate used to discount the US provision.

In certain circumstances, Novartis has the right to require GSK to acquire its 36.5% shareholding in the Consumer Healthcare joint venture at a market-based valuation.  This right is exercisable in certain windows from 2018 to 2035 and may be exercised either in respect of Novartis' entire shareholding or in up to four instalments.  If exercised, GSK would not be able to avoid this obligation, and so has recognised a financial liability of £6,382 million in Other non-current liabilities at 30 September 2015.  This represents the present value of the estimated amount payable by GSK in the event of full exercise of the right by Novartis.

In certain circumstances, the other shareholders in ViiV Healthcare, Pfizer (11.7%) and Shionogi (10%) may require GSK to acquire their shareholdings at a market based valuation.  Pfizer may request an IPO at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding.  Shionogi may also request GSK to acquire its shareholding in ViiV in certain circumstances and limited windows in 2017, 2020 and 2022.

At 30 September 2015, the ESOP Trusts held 30.7 million GSK shares against the future exercise of share options and share awards.  The carrying value of £115 million has been deducted from other reserves.  The market value of these shares was £389 million.

At 30 September 2015, the company held 491.5 million Treasury shares at a cost of £6,917 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 September 2015 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 44.

Business acquisitions and disposals
On 28 August 2015, GSK completed the disposal of various Consumer Healthcare products in a number of markets for cash consideration of £145 million.  On 30 September 2015, GSK also completed the disposal of two meningitis vaccines in a number of markets for cash consideration of £55 million.  Both of these disposals were required to meet anti-trust approvals for the Novartis transaction.

Reconciliation of cash flow to movements in net debt

	9 months 2015 £m	9 months 2014 £m

Net debt at beginning of the period	(14,377)	(12,645)

Increase/(decrease) in cash and bank overdrafts	1,393	(1,455)
Net repayment of/(increase in) short-term loans	2,407	(708)
Net repayment of obligations under finance leases	18	17
Exchange adjustments	18	11
Other non-cash movements	(10)	(8)

Decrease/(increase) in net debt	3,826	(2,143)

Net debt at end of the period	(10,551)	(14,788)

Reconciliation of free cash flow and adjusted free cash flow

	Q3 2015 £m	9 months 2015 £m	9 months 2014 £m

Net cash inflow from operating activities	481	1,068	2,966

Purchase of property, plant and equipment	(331)	(846)	(774)
Purchase of intangible assets	(112)	(377)	(391)
Proceeds from sale of property, plant and equipment	14	44	24
Interest paid	(84)	(428)	(413)
Interest received	18	60	46
Dividends from associates and joint ventures	5	5	5
Distributions to non-controlling interests	(24)	(234)	(170)

Free cash flow	(33)	(708)	1,293

Legal settlements	43	279	587

Adjusted free cash flow	10	(429)	1,880

Core results reconciliations

The reconciliations between core results and total results for Q3 2015 and Q3 2014 and also nine months 2015 and nine months 2014 are set out below.

Income statement – Core results reconciliation Three months ended 30 September 2015

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,127						6,127
Cost of sales	(1,936)	(130)	(2)	(116)		(20)	(2,204)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,191	(130)	(2)	(116)		(20)	3,923

Selling, general and administration	(1,842)			(57)	(72)	3	(1,968)
Research and development	(730)	(9)	(14)	(63)		(11)	(827)
Royalty income	99						99
Other operating income/(expense)	-			(1)		(201)	(202)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,718	(139)	(16)	(237)	(72)	(229)	1,025

Net finance costs	(148)			(1)		(5)	(154)
Loss on disposal of associates	-					(2)	(2)
Share of after tax losses of associates and joint ventures	(2)						(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,568	(139)	(16)	(238)	(72)	(236)	867

Taxation	(314)	30		41	3	20	(220)
Tax rate %	20.0%						25.4%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,254	(109)	(16)	(197)	(69)	(216)	647
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	141					(32)	109

Profit attributable to shareholders	1,113	(109)	(16)	(197)	(69)	(184)	538
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	23.0p	(2.3)p	(0.3)p	(4.1)p	(1.4)p	(3.8)p	11.1p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,835						4,835
	––––––––––––						––––––––––––

The allocation of non-core items to non-controlling interests is presented as one amount in the ‘Acquisition accounting and other’ column.

Income statement – Core results reconciliation Three months ended 30 September 2014

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	5,646						5,646
Cost of sales	(1,641)	(111)	(23)	(45)		(9)	(1,829)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,005	(111)	(23)	(45)		(9)	3,817

Selling, general and administration	(1,477)			(63)	(318)	(155)	(2,013)
Research and development	(742)	(17)	(23)	(5)		(16)	(803)
Royalty income	101						101
Other operating income/(expense)	-					(399)	(399)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,887	(128)	(46)	(113)	(318)	(579)	703

Net finance costs	(161)			(2)		(2)	(165)
Share of after tax profits of associates and joint ventures	10						10
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,736	(128)	(46)	(115)	(318)	(581)	548

Taxation	(348)	28	11	72	13	61	(163)
Tax rate %	20.0%						29.7%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,388	(100)	(35)	(43)	(305)	(520)	385
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	47					(63)	(16)

Profit attributable to shareholders	1,341	(100)	(35)	(43)	(305)	(457)	401
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	27.9p	(2.2)p	(0.7)p	(0.9)p	(6.3)p	(9.5)p	8.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,807						4,807
	––––––––––––						––––––––––––

The allocation of non-core items to non-controlling interests is presented as one amount in the ‘Acquisition accounting and other’ column.

Income statement – Core results reconciliation Nine months ended 30 September 2015

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	17,637						17,637
Cost of sales	(5,464)	(384)	(80)	(327)		(67)	(6,312)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	12,183	(384)	(80)	(327)		(67)	11,325

Selling, general and administration	(5,799)			(640)	(207)	(88)	(6,734)
Research and development	(2,250)	(31)	(40)	(150)		(35)	(2,506)
Royalty income	238						238
Other operating income/(expense)	-			(1)		8,254	8,253
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	4,372	(415)	(120)	(1,118)	(207)	8,064	10,576

Net finance costs	(482)			(4)		(9)	(495)
Profit on disposal of associates	-					842	842
Share of after tax profits of associates and joint ventures	3					16	19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	3,893	(415)	(120)	(1,122)	(207)	8,913	10,942

Taxation	(778)	84	25	269	4	(1,746)	(2,142)
Tax rate %	20.0%						19.6%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	3,115	(331)	(95)	(853)	(203)	7,167	8,800
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	331					(307)	24

Profit attributable to shareholders	2,784	(331)	(95)	(853)	(203)	7,474	8,776
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	57.7p	(6.8)p	(2.0)p	(17.7)p	(4.2)p	154.7p	181.7p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,829						4,829
	––––––––––––						––––––––––––

The allocation of non-core items to non-controlling interests is presented as one amount in the ‘Acquisition accounting and other’ column.

Income statement – Core results reconciliation Nine months ended 30 September 2014

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	16,820						16,820
Cost of sales	(4,737)	(393)	(37)	(116)		(11)	(5,294)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	12,083	(393)	(37)	(116)		(11)	11,526

Selling, general and administration	(5,210)			(163)	(473)	(193)	(6,039)
Research and development	(2,292)	(57)	(58)	(14)		(50)	(2,471)
Royalty income	243						243
Other operating income/(expense)	-					(353)	(353)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	4,824	(450)	(95)	(293)	(473)	(607)	2,906

Net finance costs	(478)			(4)		(6)	(488)
Share of after tax profits of associates and joint ventures	19						19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	4,365	(450)	(95)	(297)	(473)	(613)	2,437

Taxation	(926)	109	20	114	40	12	(631)
Tax rate %	21.2%						25.9%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	3,439	(341)	(75)	(183)	(433)	(601)	1,806
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	170					(87)	83

Profit attributable to shareholders	3,269	(341)	(75)	(183)	(433)	(514)	1,723
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	68.0p	(7.1)p	(1.6)p	(3.8)p	(9.0)p	(10.7)p	35.8p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,807						4,807
	––––––––––––						––––––––––––

The allocation of non-core items to non-controlling interests is presented as one amount in the ‘Acquisition accounting and other’ column.

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

Our conclusion
We have reviewed the condensed financial information, defined below, in the Results Announcement of GlaxoSmithKline plc for the three and nine months ended 30 September 2015. Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 45 of the Results Announcement.

This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed The condensed financial information, which is prepared by GlaxoSmithKline plc, comprises:

•	the balance sheet at 30 September 2015;
•	the income statement and statement of comprehensive income for the three and nine month periods then ended;
•	the cash flow statement for the period then ended;
•	the statement of changes in equity for the period then ended; and
•	the accounting policies and basis of preparation and related notes on pages 41 to 47.

As disclosed on page 45, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed financial information included in the Results Announcement has been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 45.

What a review of condensed financial information involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Responsibilities for the condensed financial information and the review
Our responsibilities and those of the directors
The Results Announcement, including the condensed financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 45.

Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review. This report, including the conclusion, has been prepared for and only for the Company for management’s stewardship purposes and for no other purpose.  We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP Chartered Accountants 28 October 2015 London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of condensed financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 28, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc